Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Olympus Water Holdings IV, L.P.,

DIAMOND MERGER LIMITED

and

DIVERSEY HOLDINGS, LTD.

Dated as of March 8, 2023

TABLE OF CONTENTS

Page

Article I DEFINITIONS & INTERPRETATIONS	2

1.1	Certain Definitions	2
1.2	Index of Defined Terms	21
1.3	Certain Interpretations	24

Article II THE MERGER	26

2.1	The Merger	26
2.2	The Effective Time	26
2.3	The Closing	26
2.4	Effect of the Merger	27
2.5	Memorandum and Articles of Association of Surviving Company	27
2.6	Directors and Officers	27
2.7	Effect of Merger on Shares	27
2.8	Equity Awards	29
2.9	Exchange of Certificates	33
2.10	No Further Ownership Rights in Company Shares	35
2.11	Lost, Stolen or Destroyed Certificates	35
2.12	Required Withholding	35
2.13	Agreement of Fair Value	36

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	36

3.1	Organization; Good Standing	36
3.2	Power; Enforceability	36
3.3	Company Board Approval; Fairness Opinion; Anti-Takeover Laws	37
3.4	Brokers	38
3.5	Requisite Shareholder Approval	38
3.6	Non-Contravention	38
3.7	Requisite Governmental Approvals	38
3.8	Company Capitalization	39
3.9	Subsidiaries	40
3.10	Company SEC Reports	41
3.11	Company Financial Statements; Internal Controls	42
3.12	No Undisclosed Liabilities	43
3.13	Absence of Certain Changes	43
3.14	Material Contracts	43
3.15	Real Property	44
3.16	Environmental Matters; Occupational Safety and Health	45
3.17	Intellectual Property	46
3.18	Data Privacy and Cybersecurity	49
3.19	Tax Matters	50
3.20	Employee Plans	52
3.21	Labor Matters	55
3.22	Compliance with Laws	57

i

3.23	Legal Proceedings; Orders	58
3.24	Insurance	58
3.25	Related Person Transactions	58
3.26	Contract Manufacturers and Suppliers	59
3.27	Customers	59
3.28	Inventory	59
3.29	Product Liability	59
3.30	Government Contracts	60
3.31	Exclusivity of Representations or Warranties	60

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	61

4.1	Organization; Good Standing	61
4.2	Power; Enforceability	62
4.3	Non-Contravention	62
4.4	Requisite Governmental Approvals	63
4.5	Legal Proceedings; Orders	63
4.6	Ownership of Company Shares	63
4.7	Brokers	63
4.8	Operations of Merger Sub	63
4.9	Guarantee	63
4.10	Financing	64
4.11	Solvency	65
4.12	No Parent Vote or Approval Required	66
4.13	Exclusivity of Representations and Warranties	66

Article V INTERIM OPERATIONS OF THE COMPANY	67

5.1	Affirmative Obligations	67
5.2	Forbearance Covenants	67
5.3	No Solicitation; Adverse Recommendation Change	71
5.4	No Control of the Other Party’s Business	76
5.5	Tax Matters	76

Article VI ADDITIONAL COVENANTS	77

6.1	Required Action and Forbearance; Efforts	77
6.2	Antitrust and Foreign Investment Filings	78
6.3	Proxy Statement, Schedule 13e-3 and Other Required SEC Filings	81
6.4	Company Shareholder Meeting	82
6.5	Financing	83
6.6	Financing Cooperation	86
6.7	Anti-Takeover Laws	89
6.8	Access	90
6.9	Section 16(b) Exemption	91
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	91
6.11	Employee Matters	93
6.12	Obligations of Merger Sub	95
6.13	Public Statements and Disclosure	95

6.14	Transaction Litigation	96
6.15	Stock Exchange Delisting; Deregistration	96
6.16	Company Payoff Indebtedness	96
6.17	Parent Vote	99
6.18	Additional Agreements	99
6.19	Works Councils	99
6.20	Section 280G	101
6.21	Resignation of Officers and Directors	102
6.22	Integration Planning	102
6.23	Labor Organizations	102

Article VII CONDITIONS TO THE MERGER	103

7.1	Conditions to Each Party’s Obligations to Effect the Merger	103
7.2	Conditions to the Obligations of Parent and Merger Sub	103
7.3	Conditions to the Company’s Obligations to Effect the Merger	104

Article VIII TERMINATION, AMENDMENT AND WAIVER	105

8.1	Termination	105
8.2	Manner and Notice of Termination; Effect of Termination	107
8.3	Fees and Expenses	108
8.4	Amendment	111
8.5	Extension; Waiver	111

Article IX GENERAL PROVISIONS	111

9.1	Survival	111
9.2	Notices	112
9.3	Assignment	113
9.4	Confidentiality Agreement	114
9.5	Entire Agreement	114
9.6	Third Party Beneficiaries	114
9.7	Severability	115
9.8	Remedies	115
9.9	Governing Law	116
9.10	Consent to Jurisdiction	117
9.11	WAIVER OF JURY TRIAL	118
9.12	No Recourse	118
9.13	Company Disclosure Letter References	119
9.14	Special Committee Approval	119
9.15	Counterparts	119

EXHIBITS

Exhibit A - Plan of Merger

Exhibit B - Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company

Exhibit C - Form of Company Equity Award Notification

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 8, 2023, by and among Olympus Water Holdings IV, L.P., a Cayman Islands exempted limited partnership, acting by its general partner, General Partner (as defined below) (“Parent”), DIAMOND MERGER LIMITED, a Cayman Islands exempted company and a wholly-owned Subsidiary of Parent (“Merger Sub”), and DIVERSEY HOLDINGS, LTD., a Cayman Islands exempted company (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I or elsewhere in this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act (as amended) of the Cayman Islands (the “CICA”), Parent and the Company desire to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger.

WHEREAS, the Company Board has, acting on the recommendation of the special committee of the Company Board (the “Special Committee”) consisting only of independent and disinterested directors (such recommendation of the Special Committee, the “Special Committee Recommendation”) unanimously (i) determined that it is in the best interests of the Company and declared it advisable to enter into this Agreement providing for, among other things, the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the Company Shareholders authorize this Agreement by the Requisite Shareholder Approval (as defined below).

WHEREAS, each of the board of directors of the General Partner, acting as general partner of the Parent, and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Guarantee”) from Platinum Equity Capital Partners IV, L.P., a Delaware limited partnership, and Platinum Equity Capital Partners V, L.P., a Delaware limited partnership (each, a “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, each Guarantor is guaranteeing certain payment obligations of Parent and Merger Sub under this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, Bain has entered into a voting and support agreement in favor of Parent, whereby Bain has agreed to vote in favor of, and support the consummation of, the transactions contemplated hereby (the “Voting Agreement”), on the terms and conditions set forth therein.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, Bain has entered into a rollover contribution agreement (as may be amended, restated or otherwise modified from to time to time, the “Rollover Agreement”), whereby, subject to the provisions contained in the Rollover Agreement, (i) Bain has agreed to, immediately prior to the Effective Time, contribute, transfer and assign all of its right, title and interest in the number of Bain Shares identified on Schedule I and Schedule II of the Rollover Agreement (as may be adjusted in accordance with the terms thereof, the “Rollover Shares”) to Olympus Water Holdings I, L.P., a Cayman Islands exempted limited partnership (“TopCo”) and/or an Issuing Entity (as defined in the Rollover Agreement), and (ii) TopCo has agreed (and/or such Issuing Entity will agree), concurrently with such contribution, to accept such Rollover Shares in exchange for certain Topco Common Units and Topco Preferred Units (as such terms are defined in the Rollover Agreement) (or equivalent preferred interest of the Issuing Entity).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain parties have entered into a tax receivable termination agreement (the “TRA Termination Agreement”), whereby the parties to the Company’s existing Tax Receivable Agreement, dated as of March 24, 2021 (the “TRA”), among other things, have agreed to terminate the TRA effective upon the consummation of the Closing (as defined herein).

WHEREAS, Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1            Certain Definitions. For all purposes of, and pursuant, to this Agreement, the following capitalized terms have the following respective meanings:

(a)            “2022 Bonus RSU” has the meaning set forth on Section 5.2(g) of the Company Disclosure Letter.

(b)            “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement, or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (ii), the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives as provided therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal).

(c)            “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent, Merger Sub or any of their respective Affiliates) to engage in an Acquisition Transaction.

(d)            “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)            any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of Company Shares representing more than 20% of the Company Shares outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Shares outstanding after giving effect to the consummation of such tender or exchange offer;

(ii)            any direct or indirect purchase or other acquisition by any Person or Group, or equityholder of any such Person or Group, of assets constituting or accounting for more than 20% of the consolidated assets, net income or consolidated revenue of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)            any merger, consolidation, business combination, joint venture, repurchase, redemption, share exchange, extraordinary dividend or distribution, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or equityholder of any such Person or Group, is issued, or directly or indirectly acquires record or beneficial ownership of, securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its Subsidiaries or any surviving entity (or any direct or indirect parent company thereof) after giving effect to the consummation of such transaction, in each case other than the Merger.

(e)            “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise. For the avoidance of doubt, BCPE Diamond Investor, LP (“Bain”) shall not be considered an Affiliate of the Company.

(f)            “Anti-Corruption Laws” means any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, or any other applicable anti-bribery or anti-corruption laws.

(g)            “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(h)            “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2021.

(i)            “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(j)            “Cause” means, (a) for an individual covered by an individual employment or services agreement that includes a definition of Cause (or term of similar import), Cause (or term of similar import), as defined in such agreement, and (b) for any other holder, Cause as defined in the Diversey Holdings, LTD. 2021 Omnibus Incentive Plan.

(k)            “Code” means the Internal Revenue Code of 1986, as amended.

(l)            “Company Board” means the board of directors of the Company.

(m)            “Company Equity Awards” means Company Options, Company Restricted Shares, Company PSUs, and Company RSUs.

(n)            “Company Intellectual Property” means any Intellectual Property that is owned by, or purported to be owned by, the Company or any of its Subsidiaries.

(o)            “Company Material Adverse Effect” means any change, event, effect, development or circumstance (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effects to the extent arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)            changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(ii)            changes in conditions in the financial markets, credit markets or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)            changes in conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the hygiene, infection prevention or cleaning solutions industries generally;

(iv)            changes in regulatory, legislative or political conditions, including any trade policies or disputes, trade wars, tariffs or similar actions;

(v)            any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, rebellion or insurrection, acts of espionage, nuclear incidents, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including, in each case of clauses (v) and (vii) any escalation or general worsening of any such events or occurrences);

(vi)            the geopolitical dispute between the Russian Federation and Ukraine and any evolution or worsening thereof;

(vii)            earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters, weather conditions, and other force majeure events;

(viii)            epidemics, pandemics or disease outbreaks (including COVID-19) or worsening thereof, or applicable Laws adopted in response thereto, including any COVID-19 Measures;

(ix)            the execution and delivery of this Agreement and the other Transaction Documents or the public announcement of the foregoing, including, in each case of clauses (ix), (x) and (xiv), the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, lessors, customers, partners, vendors, regulators, Governmental Authorities, or any other third Person; provided, however, that this clause (ix) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly relates to such Effect;

(x)            (A) the taking of any action specifically required by, or the failure to take any action specifically prohibited by, this Agreement or the other Transaction Documents or any action taken or refrained from being taken, in each case to which Parent or Merger Sub has expressly approved, consented to or requested in writing or (B) the results of the Open Source Software scan contemplated by Section 6.22 of the Company Disclosure Letter;

(xi)            changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing);

(xii)            changes in the price or trading volume of the Company Shares, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii)            any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure, in and of themselves, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred, unless such underlying cause is otherwise excluded hereby);

(xiv)            the identity of, or any facts or circumstances relating to, any Guarantor, Parent, Merger Sub, or the respective Affiliates of any of the foregoing, the respective financing sources of or investors in any of the foregoing, or the respective plan or intentions of any of the foregoing, with respect to the Company or its business;

(xv)            any Transaction Litigation; and

(xvi)            any breach by Parent or Merger Sub of this Agreement,

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (xi), to the extent that such Effect has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred (and then only to the extent such incremental disproportionate adverse effect is not excluded by the other exceptions in this definition).

(p)            “Company Options” means any options to purchase Company Shares, whether granted pursuant to any of the Company Share Plans or otherwise.

(q)            “Company Payoff Indebtedness” means (i) Indebtedness outstanding pursuant to the Credit Agreement, (ii) the Senior Notes and (iii) the PNC RPA (in the case of this clause (iii), unless as otherwise agreed by Parent in its sole discretion).

(r)            “Company Preferred Shares” means the preferred shares, par value $0.0001 per share, of the Company.

(s)            “Company PSUs” means all Company restricted share units subject to performance-based vesting conditions, whether granted pursuant to the Company Share Plans or otherwise.

(t)            “Company Registered Intellectual Property” means all United States, international and foreign (i) Patent applications and registrations; (ii) Trademark registrations and applications (including intent-to-use applications); (iii) Copyright registrations and applications; and (iv) domain names, in each case, owned by, or purported to be owned by, the Company or any of its Subsidiaries.

(u)            “Company Restricted Shares” means Company Shares (other than any Bain Share or any Excluded Company Share) which are subject to vesting or certain specified restrictions on transfer, other than general restrictions pursuant to the Securities Act or similar applicable Law, whether granted pursuant to the Company Share Plans or otherwise.

(v)            “Company RSUs” means all Company restricted share units (whether settled in cash or Company Shares) subject solely to service-based vesting conditions, whether granted pursuant to the Company Share Plans or otherwise.

(w)            “Company Share Plans” means the Diversey Holdings, Ltd. 2021 Omnibus Incentive Plan and each other Employee Plan that provides for the award of Company Shares or rights of any kind to receive Company Shares or benefits measured in whole or in part by reference to Company Shares.

(x)            “Company Shareholders” means the holders of Company Shares.

(y)            “Company Shares” means the ordinary shares, par value $0.0001 per share, of the Company.

(z)            “Company Termination Fee” means a fee equal to $92,000,000.

(aa)      “Compliant” means, with respect to information delivered as Required Information, that (i) such information, when taken as a whole, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such information, when taken as a whole, not misleading in light of the circumstances under which such statement is made, (ii) such information complies with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 (excluding the Excluded Information and other than such provisions for which compliance is not customary in a Rule 144A offering of non-convertible debt securities), (iii) the auditors of any audited financial information contained therein have not withdrawn their audit opinion with respect to such information, and (iv) the financial statements and other financial information included in such information are of a date and are otherwise sufficient, in each case, that the Company’s independent accountants would reasonably be expected to issue customary “comfort” letters (subject to completion of their customary procedures) with respect to such financial statements and financial information to the Debt Financing Sources providing or underwriting the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate any offering of non-convertible debt securities under Rule 144A.

(bb)      “Computer Systems” means Software, Software engines, schematics, programs, networks, hardware, computer systems, telecommunications equipment, websites, website content and links, equipment to use process, store, maintain and operate data, information and functions, databases, operating systems internet protocol addresses, data rights and documentation, reference, resource and training materials relating thereto, in each case owned, used, or provided by the Company.

(cc)      “Computer Systems Agreements” means all applicable information technology support, license, development, maintenance, support and escrow agreements, electronic database access contracts, domain name registration agreements, website hosting agreements, interconnection agreements, Permits, radio licenses and telecommunications agreements related to the Computer Systems.

(dd)      “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Company) immediately following the Effective Time.

(ee)      “Contract” means any written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(ff)      “Copyrights” means all original works of authorship, rights in copyrightable subject matter in published and unpublished works of authorship, copyrights, copyright registrations and applications therefor, economic rights, moral rights and all other rights corresponding thereto throughout the world, and waivers and consents not to enforce such economic or moral rights.

(gg)      “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

(hh)      “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar applicable Laws, directives, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

(ii)            “Credit Agreement” means the Credit Agreement, dated as of September 6, 2017 (as amended by that certain Joinder Agreement and Amendment No. 1, dated as of June 23, 2020, that certain Joinder Agreement and Amendment No. 2, dated as of March 29, 2021, and that certain Amendment No. 3, dated as of September 29, 2021, and as further amended, restated, amended and restated, supplemented, refinanced or otherwise modified from time to time), among BCPE Diamond Netherlands Topco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, registered office at Maarssenbroeksedijk 2, 3542 DN, Utrecht, the Netherlands and registered under number 68636059, DIAMOND (BC) B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under laws of the Netherlands, having its statutory seat in Amsterdam, the Netherlands, registered office at Maarssenbroeksedijk 2, 3542 DN, Utrecht, the Netherlands and registered under number 68305133, the lending institutions from time to time party thereto as lenders, and Credit Suisse AG, Cayman Islands Branch, as the administrative agent, the collateral agent, a letter of credit issuer and a lender.

(jj)      “Debt Financing Source Parties” means, collectively, the Debt Financing Sources, their current or future Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, advisors, agents, attorneys, accountants, consultants, other representatives or funding sources, and the respective successors and assigns of each of the foregoing.

(kk)      “DOJ” means the United States Department of Justice or any successor thereto.

(ll)      “Environmental Law” means any Law (i) relating to pollution or protection of the environment, natural resources (including wildlife, ambient air, surface water, groundwater or land, or to the extent relating to exposure to Hazardous Substances, protection of human health or safety), including all those relating to the generation, storage, treatment, transportation, recycling, disposal, discharge, release, handling, control or cleanup of any Hazardous Substances, or (ii) enacted or promulgated which requires or relates to matters related to health and safety of employees, including the Occupational Safety and Health Act of 1970, all regulations promulgated pursuant to it, in the case of this clause (ii) solely to the extent relating to exposure to Hazardous Substances, and similar state, local and foreign Laws, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

(mm)      “Equity Commitment Letter” means that certain executed commitment letter, dated as of the date of this Agreement, between Parent and the Guarantors.

(nn)      “ERISA” means the Employee Retirement Income Security Act of 1974, as may be amended from time to time, and the regulations promulgated thereunder.

(oo)            “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(pp)      “Excluded Information” means any (i) pro forma financial statements (but excluding financial information relating to the Company necessary for Parent to prepare pro forma financial statements) or projections, other than the financial statements and other information set forth in clause (i) of the definition of Required Information, (ii) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and other information customarily provided by Debt Financing Sources or their counsel or advisors, (iii) risk factors relating to all or any component of the Debt Financing, (iv) historical financial statements or other information required by Rules 3-05, 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act or XBRL exhibits and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, financial information with respect to the Company on a non-combined or non-consolidated basis, financial statements or other financial data (including selected financial data) for any period earlier than the fiscal year ended December 31, 2020, information required by segment reporting and disclosure (including as required by Regulation S-K Item 101(c) and FASB Accounting Standards Codification Topic 280), the effects of purchase accounting or any adjustments related thereto for any applicable transaction, any tax consideration disclosure, or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act or (v) any financial information or other information (other than the historical financial statements and other historical information expressly set forth in the definition of Required Information) that is not reasonably available to the Company under its current reporting systems, that the Company does not maintain in the ordinary course of business or that the Company is not reasonably able to produce without undue burden.

(qq)      “Financing Sources” means the Debt Financing Sources and Guarantors and any other Persons, if any, committed to provide the Equity Financing under the Equity Commitment Letter.

(rr)      “Foreign Investment Laws” mean all Laws that are designed to regulate transactions involving foreign investments, including transactions that are likely to pose a threat to public interest and national security.

(ss)      “FTC” means the United States Federal Trade Commission or any successor thereto.

(tt)       “GAAP” means generally accepted accounting principles in the United States.

(uu)      “General Partner” means Olympus Water Holdings Limited, a Cayman Islands exempted company incorporated with limited liability.

(vv)      “Good Reason” means the occurrence, without the express prior written consent of the participant, of any of the following events: (i) a reduction in the participant’s annual base salary or target annual cash bonus opportunity or commission compensation opportunity or (ii) the relocation of the participant’s principal place of employment by more than twenty-five (25) miles from participant’s principal place of employment as of the Closing Date. Notwithstanding the foregoing, “Good Reason” shall not exist if participant has not provided the Company with written notice of the circumstances constituting “Good Reason” within thirty (30) days of the initial occurrence of the event, allowed the Company thirty (30) days to cure such circumstances, and terminated participant’s employment for Good Reason within ninety (90) days following the initial occurrence of the condition(s) specified in such notice, in the event such condition(s) remained uncured.

(ww)      “Government Contract” means any Contract, including any teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter agreement or other similar arrangement of any kind, between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority, (b) any prime contractor to a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor with respect to any Contract described in clause (a) or (b) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

(xx)          “Governmental Authority” means any government, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, sovereignty, tribunal or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(yy)         “Governmental Authorization” means any authorizations, approvals, orders, writs, stipulations, judgments, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Antitrust Laws and Foreign Investment Laws) issued by or obtained from, and notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(zz)           “Group” has the meaning as used in Section 13 of the Exchange Act.

(aaa)        “Hazardous Substance” means any substance, material, waste or pesticide that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Environmental Law relating to pollution, waste, occupational safety and health, or the environment, or any other biological agent and other disease-causing agent which after release into the environment and upon exposure, ingestion, inhalation, or assimilation into any person will or may reasonably be anticipated to cause death, disease, behavioral abnormalities, cancer, genetic mutation, physiological malfunctions or physiological deformations in such persons or their offspring, including but not limited to petroleum or petroleum products, polychlorinated biphenyls, asbestos or asbestos-containing materials, and per- and polyfluoroalkyl substances.

(bbb)       “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ccc)        “Indebtedness” means any of the following obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and any similar other amount payable in connection therewith); (ii) obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) obligations pursuant to or in connection with letters of credit, surety bonds, performance bonds or banker’s acceptances (in each case only to the extent funds have been drawn and are payable thereunder); (iv) obligations pursuant to leases required to be capitalized under GAAP; (v) obligations arising out of interest rate and currency swap arrangements and other liabilities in connection with earnouts or other contingent obligations; and (vi) indebtedness of others of the kind described in clauses (i) through (v) guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company or any of its Subsidiaries.

(ddd)       “Inquiry” means an inquiry, request for discussions or negotiations or request to review non-public information that would reasonably be expected to indicate an interest in making or effecting an Acquisition Proposal or an Acquisition Transaction.

(eee)        “Intellectual Property” means the intellectual property and all rights associated with the following in any jurisdiction throughout the world: (i)  Patents; (ii)  Copyrights; (iii)  Trademarks; (iv)  domain names, website content, social media handles and accounts; (v) Trade Secrets; (vi) object code, source code and other rights in Software; and (vii) other intellectual property and related proprietary rights, interests and protections now existing, whether statutory, common law, or otherwise, including rights to limit the use or disclosure thereof by any Person, and the right to bring suit, pursue past, current and future violations, infringements, or misappropriations, and collections.

(fff)          “International Trade Laws” means all applicable United States and foreign laws, regulations, and orders pertaining to trade and economic sanctions, export controls, and customs, including such laws and regulations administered and enforced by the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and the U.S. Customs and Border Protection agency, including but not limited to the sanctions administered and enforced by the Office of Foreign Assets Control, the United States Export Administration Act of 1979, as amended, and the Export Control Reform Act of 2018, and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations.

(ggg)       “Intervening Event” means a material event, change, effect, development, condition or occurrence that has affected, affects or would be reasonably likely to affect the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, in each case that (x) is not known by the Company Board or the Special Committee, as applicable, as of the date of this Agreement or that was not reasonably foreseeable to the Company Board or the Special Committee, as applicable, as of the date of this Agreement (or if known to the Company Board or the Special Committee, as applicable, as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board or the Special Committee, as applicable, as of the date hereof) and (y) does not relate to any Acquisition Proposal or any transaction contemplated thereby; provided, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (A) the fact alone that the Company meets or exceeds any internal or published forecasts or projections for any period (however, the underlying reasons for such events may constitute an Intervening Event), (B) changes in the market price or trading volume of Company Shares, in and of itself, after the date hereof (however, the underlying reasons for such events may constitute an Intervening Event), or (C) changes in conditions in the industries in which the Company and its Subsidiaries conduct business, including changes in conditions in the hygiene, infection prevention or cleaning solutions industries generally, except to the extent that such changes have had or would expected to have a disproportionate effect on the Company relative to other companies of a similar size operating in industries in which the Company and its Subsidiaries conduct business.

(hhh)       “IRS” means the United States Internal Revenue Service or any successor thereto.

(iii)           “Issuer” means Diamond (BC) B.V., a private limited liability company incorporated under the laws of the Netherlands.

(jjj)           “Knowledge of the Company,” with respect to any matter in question, means the actual knowledge, after due inquiry, of the individuals listed in Section 1.1 of the Company Disclosure Letter.

(kkk)        “Knowledge of Parent,” with respect to any matter in question, means the actual knowledge, after due inquiry, of Scott Barrett and Royce Warrick.

(lll)           “Labor Organization” means any trade union, labor organization, employee representative body or forum or works council (or representatives thereof) that has been certified or recognized as or is a representative of any employee of the Company or any Subsidiary of the Company.

(mmm)     “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(nnn)       “Legal Proceeding” means any civil or criminal claim, action, lawsuit, litigation, audit, investigation, dispute, complaint, inquiry, hearing, administrative proceeding, arbitration or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(ooo)       “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof and throughout and on the last day of which Parent shall have the Required Information and such Required Information is and remains Compliant; provided, that (1) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the first such fifteen (15) consecutive Business Day period, (x) the Required Information ceases to be Compliant for any reason, in which case the Marketing Period will not be deemed to have commenced until Parent has received all of the Required Information and such Required Information is Compliant or (y) the Company has been informed by the Company’s independent auditors that the Company is required to restate, or the Company shall have announced any intention to restate, any financial statements included in the Required Information or that such restatement is under consideration, in which case the Marketing Period will not be deemed to have commenced until such restatement has been completed and the relevant Required Information has been amended or the Company has concluded that no restatement is required in accordance with GAAP and (2) the Marketing Period shall end on any earlier date that is the date on which securities in an amount sufficient to replace the secured bridge commitments under the Debt Commitment Letter have been funded in full, taking into account, for the purposes of this clause (2) only, any amounts (if any) of the Debt Financing funded into escrow; provided, further, that upon completion of the first fifteen (15) consecutive Business Day period described above, the Marketing Period shall not re-start; provided, further, that (x) July 3, 2023 and November 24, 2023 shall not be deemed to be Business Days for purposes of the Marketing Period, (y) if the Marketing Period shall not have been completed on or prior to August 18, 2023, the Marketing Period shall not commence until on or following September 5, 2023 and (z) if the Marketing Period shall not have been completed on or prior December 20, 2023, the Marketing Period shall not commence until on or following January 2, 2024. If the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Parent written notice to that effect (stating the date on which it believes it completed any such delivery), in which case the receipt of the Required Information shall be deemed to have occurred and (subject to the continuing applicability of the limitations and requirements set forth above) the fifteen (15) consecutive Business Day period described above shall be deemed to have commenced on the date of receipt of such notice, unless Parent determines in good faith that the Company has not completed delivery of the Required Information and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers written notice to the Company to that effect (stating with reasonable specificity which information is required to complete the delivery of the Required Information).

(ppp)       “Material Contract” means any of the following Contracts (in each case, excluding any Employee Plan):

(i)            any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii)           any employment or service Contract by the Company or one of its Subsidiaries pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date of this Agreement with (A) any executive officer, (B) any member of the Company Board or (C) any other employee or individual service provider, which, in the case of clause (C), provides for target annual cash compensation or annual cash fees in excess of $400,000;

(iii)          any Contract that is material to the Company and its Subsidiaries taken as a whole which contains any covenant (A) prohibiting the Company or any of its Subsidiaries from engaging in any line of business or competing with any Person in any material line of business or geographic area, (B) prohibiting the Company or any of its Subsidiaries from engaging in any material line of business with any Person or levying a fine, charge or other payment for doing so, or (C) set forth in a Contract with a Top Customer, Top Supplier or Top Contract Manufacturer containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions;

(iv)          any Contract under which the Company has continuing obligations (A) entered into within the two year period prior to the date hereof relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries with a fair market value in excess of $5,000,000 after the date of this Agreement other than in the ordinary course of business, or (B) entered into within the two year period prior to the date hereof pursuant to which the Company or any of its Subsidiaries acquired any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company with such ownership interest having a fair market value of more than $5,000,000;

(v)           any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $2,000,000 other than (A) accounts receivables and payables in the ordinary course of business, (B) pursuant to or arising in connection with the Credit Agreement and (C) loans to Subsidiaries of the Company in the ordinary course of business;

(vi)          any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than Contracts evidencing or with respect to the vesting of Company Restricted Shares, Company PSUs, Company RSUs, or Company Options);

(vii)         any Contract disclosed under Section 3.17(c);

(viii)        any Contract that involves a material joint venture, partnership or similar arrangement (excluding any intercompany contract solely among any wholly owned Subsidiaries of the Company);

(ix)          any Government Contract under which the Company or any of its Subsidiaries received payments in excess of $2,000,000 during the twelve (12) month period ending December 31, 2022;

(x)           any Contract that prohibits (A) the payment of dividends or distributions in respect of the share capital of the Company or any of its Subsidiaries or (B) the pledging of the share capital or stock of the Company or any of its Subsidiaries; or

(xi)          any Contract under which the Company or any of its Subsidiaries or any business unit thereof made or received aggregated payments from or to an entity (other than payments among the Company and its Subsidiaries) in excess of $10,000,000 in the fiscal year ending in 2022.

(qqq)       “Nasdaq” means The Nasdaq Stock Market LLC.

(rrr)         “Occupational Safety and Health Laws” means any U.S. Law enacted and in effect on the Closing Date concerning Occupational Safety and Health Matters, including all those Laws promulgated by the federal Occupational Safety and Health Administration and state agencies approved by the Occupational Safety and Health Administration and all other U.S. Laws relating to occupational exposure to Hazardous Materials or relating to occupational safety and health hazards.

(sss)       “Occupational Safety and Health Matters” means all matters related to safety and health of employees or temporary employees.

(ttt)         “Open Source Software” means Software that is licensed pursuant to (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (which licenses shall include all versions of GNU GPL, GNU LGPL, GNU Affero GPL, MIT license, Eclipse Public License, Common Public License, CDDL, Mozilla Public License, BSD license and Apache license) and any “copyleft” license or any other license under which such Software or other materials are distributed or licensed as “free software,” or “open source software” by the Open Source Foundation or the Free Software Foundation or (ii) any Reciprocal License.

(uuu)       “Organizational Documents” means the articles of association, articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, exempted limited partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

(vvv)       “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and other transactions contemplated hereby.

(www)     “Parent Termination Fee” means a fee equal to $125,000,000.

(xxx)         “Patents” means any issued patents and patent applications, patent disclosures, utility models, invention disclosure statements, and inventions and all improvements thereto (whether reduced to practice or not), together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions, and reexaminations thereof.

(yyy)       “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due and payable or that are being contested in good faith, by appropriate proceedings and for which, in either case, adequate reserves have been established in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports filed as of the date of this Agreement; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings, and for which reserves have been established; (iii) leases, subleases, licenses and sublicenses (other than capital leases and leases underlying sale and leaseback transactions) granted to third parties in the ordinary course of business; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, provided, however, that none of the foregoing will individually or in the aggregate adversely affect in any material respect the current use, operation or occupancy of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries or materially impair the value thereof; (vii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date of this Agreement; (viii) liens pursuant to the Credit Agreement; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company and its Subsidiaries, taken as a whole; (xi) statutory, common Law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xii) non-exclusive licenses to Company Intellectual Property in the ordinary course of business or (xiii) liens (or other encumbrances of any type) on assets other than Company Intellectual Property that do not, individually or in the aggregate, materially and adversely affect the use, operation or, if applicable, occupancy of the asset subject thereto or materially impair the value thereof.

(zzz)         “Person” means any individual, corporation (including any non-profit corporation), exempted company, limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(aaaa)      “Personal Information” means any information defined as “personal data”, “personally identifiable information” or “personal information” under any Privacy and Data Security Laws, including any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with any individual or households.

(bbbb)     “PNC RPA” means the Amended and Restated Receivables Purchase Agreement, dated as of October 25, 2021 (as amended through the Second Amendment, dated as of June 17, 2022), by and among Diversey NA SPE LLC, as seller, the other parties from time to time party thereto and PNC Bank, National Association, as administrative agent.

(cccc)      “Privacy and Data Security Requirements” means, in each case as they relate to privacy, data security, data protection, breach notification, sending solicited or unsolicited electronic mail and text messages, cookies, trackers and/or collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information, and to the extent applicable to the Company or its Subsidiaries, (i) any Laws or guidelines from Governmental Authorities, including, as applicable, (a) the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) (the “GDPR”) and/or any implementing or equivalent national laws in countries located within or outside the European Union and the UK Data Protection Act 2018 and the GDPR as incorporated into UK Law pursuant to the European Union (Withdrawal) Act 2018, (b) the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), (c) U.S. federal and state laws, in particular the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, the Virginia Consumer Data Protection Act, the New York SHIELD ACT, U.S. state social security number protection laws, U.S. state data breach notification laws, and/or U.S. state consumer protection laws, (d) the Data Protection Act (as amended) of the Cayman Islands and (e) e-privacy laws, rules and regulations relating to the respect for private life and the protection of Personal Information in electronic communications and any anti-spam laws, rules or regulations, including the Directive 2002/58/EC or the Regulation concerning the respect for private life and the protection of Personal Data in electronic communications No. 2017/0003, once applicable, and/or any implementing or equivalent national laws (collectively, “Privacy and Data Security Laws”), (ii) all reputable industry practices, standards, and self-governing rules applicable to the industry in which the Company and its Subsidiaries operate, including, if applicable, the Payment Card Industry Data Security Standard, (iii) the Company’s and its Subsidiaries’ public facing policies, and (iv) all contractual obligations binding upon the Company or its Subsidiaries.

(dddd)     “Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of software in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; and (iii) a requirement that any other licensee of the Software be permitted to modify, make derivative works of, or reverse-engineer any such other Software.

(eeee)      “Reimbursement Obligations” means (i) Parent’s obligations pursuant to Section 6.6(e) and Section 6.6(f) and (ii) Parent’s obligations pursuant to the last sentence of Section 6.22.

(ffff)        “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, consultants, agents, representatives and advisors.

(gggg)     “Required Information” means (i) the financial statements necessary to satisfy the condition set forth in clauses (d)(i) and (d)(ii) of paragraph 9 of Annex V to the Debt Commitment Letter, which financial statements shall include such financial statements of the Company for each of the fiscal quarters ending March 31, 2023 and June 30, 2023 (it being understood that all such financial statements shall be deemed to have been provided to Parent on the date such financial statements are publicly filed by the Company with the SEC), or (ii) such other customary, historical financial information regarding the Company and its Subsidiaries reasonably and timely requested in writing by Parent to the extent that, in the case of this clause (ii), such information is (x) of the type and form that is customarily included in offering memoranda for private placements of secured or unsecured non-convertible, high yield debt securities issued pursuant to Rule 144A or (y) as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including customary “negative assurance” comfort) from the Company’s independent accountants. Notwithstanding anything to the contrary in this definition, nothing in this Agreement shall require the Company or any of its Subsidiaries to provide (or be deemed to require the Company or any of its Subsidiaries to prepare) any Excluded Information.

(hhhh)     “Retention RSU” has the meaning set forth on Section 5.2(g) of the Company Disclosure Letter.

(iiii)          “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(jjjj)          “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(kkkk)      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(llll)          “Senior Notes” means the Issuer’s $500,000,000 4.625% Senior Notes due 2029 issued pursuant to the Senior Notes Indenture.

(mmmm)      “Senior Notes Indenture” means that certain Indenture, dated as of September 29, 2021, by and among the Issuer, as issuer, the guarantors party thereto from time to time, as guarantors, and Wilmington Trust, National Association, as trustee, providing for the issuance of the Senior Notes, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms.

(nnnn)      “Software” means computer programs and other software (including statements in human readable form such as comments and definitions, which are generally formed and organized according to the syntax of a computer or programmable logic programming language, and such statements in batch or scripting languages, together with any and all text, diagrams, graphs, charts, flow-charts, and other information that describe the foregoing), whether embodied in software, firmware, microcode, or otherwise, including software compilations, algorithms, software implementations of algorithms, software tool sets, compilers, and software models and methodologies, and implementations (whether in source code or object code form), and translation, ported versions, and modifications of any of the foregoing.

(oooo)            “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(pppp)      “Superior Proposal” means any bona fide written Acquisition Proposal on terms that the Special Committee has determined in good faith (after consultation with its financial advisors and outside legal counsel) would be more favorable, from a financial point of view, to the Company Shareholders (other than the Bain Shareholders) than the Merger (taking into account the terms and conditions of such Acquisition Proposal that the Company Board or the Special Committee considers relevant (but shall include the certainty of the proposed financing sources (if financing is required), the certainty of value presented by the proposed transaction consideration, the regulatory approvals that would be required in connection with the consummation of such proposal and the certainty that the transaction contemplated by such proposal will be consummated in accordance with its terms) and any irrevocable revisions to this Agreement made or offered in writing by Parent pursuant to Section 5.3(d) prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “75%”.

(qqqq)      “Tax” means any and all United States federal, state, local and non-United States taxes, assessments, fees, levies, imposts, duties, customs and similar charges and impositions of any kind whatsoever in the nature of a tax, imposed by any Governmental Authority (whether imposed directly or through withholding and whether or not disputed), including taxes based upon or measured by gross receipts, gross income, net income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, severance, stamp, registration, recording, disability, unemployment, capital stock, share capital, estimated, license, registration, social security, service, excise, environmental, and real or personal property taxes or other taxes, fees, assessments or charges, together with all interest, penalties and additions to tax or additional amounts imposed with respect thereto.

(rrrr)      “Tax Return” means any return, estimate, declaration, claim for refund, information return and statement, and any other document, form or report filed or required to be filed (or provided to a payee), with respect to Taxes (including amendments thereof, any schedules or attachments thereto, or declaration of estimated Tax).

(ssss)      “Taxing Authority” means any Governmental Authority with any responsibility for the assessment, administration, collection, enforcement or imposition of any domestic or foreign Tax.

(tttt)      “TRA RSU” means a Company RSU set forth on Section 5.2(g) of the Company Disclosure Letter that is outstanding as of immediately prior to the Effective Time.

(uuuu)      “Trade Secrets” means trade secrets, know-how, and other confidential information, including designs, drawings, specifications, product configurations, prototypes, models, technical data, databases, formulae, and algorithms, processes, procedures, and all tangible embodiments thereof (in any form or medium).

(vvvv)      “Trademarks” means registered and unregistered trademarks, service marks, trade dress rights, logos and design marks, trade names, slogans, fictitious and other business names and brand names, product and service names, and similar designations of origin, intent-to-use registrations or similar reservation of rights, and registrations and applications for registration and renewals thereof together with the goodwill symbolized by or associated therewith.

(wwww)      “Transaction Bonus RSU” has the meaning set forth on Section 5.2(g) of the Company Disclosure Letter.

(xxxx)      “Transaction Documents” shall mean this Agreement, each other document, certificate, and instrument being delivered pursuant to this Agreement (including the Commitment Letters, the Guarantee, the Rollover Agreement and the TRA Termination Agreement) and the Confidentiality Agreement.

(yyyy)      “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, other than any Legal Proceedings among the Parties (or their Subsidiaries or Affiliates) related to this Agreement, the Guarantee, the Debt Commitment Letters, the Equity Commitment Letter, the Voting Agreement, the TRA Termination Agreement or the Rollover Agreement.

(zzzz)      “Unvested Closing RSU” has the meaning set forth on Section 5.2(g) of the Company Disclosure Letter.

(aaaaa)      “Unvested Company PSU” means a Company PSU that is outstanding as of immediately prior to the Effective Time and that is not a Vested Company PSU.

(bbbbb)      “Unvested IPO Celebration RSU” means a cash-settled Company RSU identified in Appendix Section 3.8(b) Company Capitalization (IPO Celebration Awards) (solely with respect to grant information relating to IPO Celebration Awards) that is outstanding as of immediately prior to the Effective Time.

(ccccc)      “Unvested IPO RSU” means a Company RSU identified as an “IPOGrant” or “IPO-OGA” in Appendix Section 3.8(b) Company Capitalization (Other Awards) that is unvested and outstanding as of immediately prior to the Effective Time.

(ddddd)      “Unvested Non-IPO RSU” means a Company RSU set forth in Appendix Section 3.8(b) Company Capitalization (Other Awards) that is not an Unvested IPO RSU and that is unvested and outstanding as of immediately prior to the Effective Time.

(eeeee)      “Vested Company PSU” means a Company PSU award that is outstanding and vested as of immediately prior to the Effective Time.

(fffff)      “Vested Company RSU” means a Company RSU award identified in Appendix Section 3.8(b) Company Capitalization (Other Awards) that is outstanding and vested as of immediately prior to the Effective Time.

(ggggg)      “WARN” means the United States Worker Adjustment and Retraining Notification Act, as may be amended from time to time, and the regulations promulgated thereunder.

(hhhhh)      “Willful and Material Breach” shall mean a material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by a Party with the actual knowledge that the taking of such act or failure to act would cause, or would reasonably be expected to result in, such material breach.

1.2            Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
“2022 Bonus RSU Consideration”	2.8(i)
“Adverse Recommendation Change”	5.3(c)(i)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	5.3(a)
“Alternative Financing”	6.5(a)
“Bain”	1.1(e)
“Bain Per Share Price”	2.7(a)(ii)
“Bain Shares” “Borrower”	2.7(a)(ii) 4.10(a)
“Capitalization Date”	3.8(a)
“Certificates”	2.9(c)
“Chosen Courts”	9.10(a)
“CICA”	Recitals
“Closing”	2.3
“Closing Date”	2.3
“Collective Bargaining Agreement”	3.21(a)

Term	Section Reference
“Commitment Letters”	4.10(a)
“Commercial Tax Agreement”	3.19(e)
“Company”	Preamble
“Company Board Recommendation”	3.3(a)
“Company Disclosure Letter”	Article III
“Company Note Offers and Consent Solicitations”	6.16(b)
“Company Related Parties”	8.3(f)(ii)
“Company SEC Reports”	3.10(a)
“Company Securities”	3.8(c)
“Company Shareholder Meeting”	6.4(a)
“Confidentiality Agreement”	9.4
“Consent Solicitations”	6.16(b)
“Continuation Period”	6.11(a)
“D&O Insurance”	6.10(c)
“Debt Commitment Letter”	4.10(a)
“Debt Commitment Letters”	4.10(a)
“Debt Financing”	4.10(a)
“Debt Financing Sources”	4.10(a)
“Defined Benefit Plan” “Definitive Agreements”	3.20(j) 6.5(a)
“Dissenting Shareholders”	2.7(d)(i)
“Dissenting Shares”	2.7(d)(i)
“Dollars”	1.3(e)
“DTC”	2.9(d)
“Effect”	1.1(o)
“Effective Time”	2.2
“Electronic Delivery”	9.15
“Employee Plan” “Equity Award Schedule”	3.20(a) 3.8(b)
“Equity Financing”	4.10(a)
“Excluded Company Shares”	2.7(a)(iii)
“Fee Letter”	4.10(a)
“Fiduciary Out Period”	5.3(b)
“Financing”	4.10(a)
“GDPR”	1.1(cccc)
“Guarantee”	Recitals
“Guarantor”	Recitals
“Indemnified Persons”	6.10(a)
“Lease”	3.15(b)
“Leased Real Property” “Legal Restraint”	3.15(b) 7.1(c)
“Maximum Annual Premium”	6.10(c)
“Merger”	Recitals
“Merger Sub”	Preamble
“New Plans”	6.11(b)

Term	Section Reference
“Notice Period”	5.3(d)(ii)(3)
“Offers to Purchase”	6.16(b)
“Old Plans”	6.11(b)
“Other Required Company Filing”	6.3(b)
“Owned Real Property”	3.15(a)
“Parent”	Preamble
“Parent Related Parties”	8.3(f)(i)
“Party”	Preamble
“Payment Agent”	2.9(a)
“Payment Fund”	2.9(b)
“Payoff Letters”	6.16(c)
“Per Share Price”	2.7(a)(ii)
“Plan of Merger”	2.2
“Privacy and Data Security Laws” “Prohibited Modifications”	1.1(cccc) 6.5(c)
“Proxy Statement”	6.3(a)
“Pro-Rata Portion”	2.8(h)
“Public Shares”	2.7(a)(ii)

“Public Shareholder Per Share Price” “Purpose”	2.7(a)(ii) 6.8(b)
“Recent SEC Reports” “Recipient”	Article III 6.8(b)
“Redemption”	6.16(a)
“Redemption Notices”	6.16(a)
“Required Amount”	4.10(a)
“Requisite Shareholder Approval”	3.5
“Restricted Share Consideration”	2.8(d)
“Retention RSU Consideration”	2.8(j)
“Rollover Agreement”	Recitals
“Rollover Shares”	Recitals
“Schedule 13e-3” “Security Regulations”	6.3(a) 6.8(b)
“Special Committee”	Recitals
“Special Committee Recommendation”	Recitals
“Sublease”	3.15(b)
“Surviving Company”	2.1
“Tax Action”	3.19(b)
“Termination Date”	8.1(c)
“TopCo”	Recitals
“Top Contract Manufacturer”	3.26
“Top Customers”	3.27
“Top Suppliers”	3.26
“TRA” “TRA RSU Consideration”	Recitals 2.8(l)
“TRA Termination Agreement”	Recitals

Term	Section Reference
“Transaction Bonus RSU Consideration” “Transfer Expenses”	2.8(k) 6.22
“Uncertificated Shares”	2.9(c)
“Unvested Closing RSU Consideration” “Unvested IPO Celebration RSU Consideration”	2.8(h) 2.8(m)
“Unvested IPO RSU Consideration”	2.8(f)
“Unvested Non-IPO RSU Consideration”	2.8(g)
“Unvested PSU Consideration”	2.8(c)
“Vested PSU Consideration”	2.8(b)
“Vested RSU Consideration”	2.8(e)
“Voting Agreement”	Recitals

1.3            Certain Interpretations.

(a)            When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)            When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)            Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)            The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)            When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)            The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)            When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)            Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)              A reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(j)              References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time and all schedules and exhibits thereto.

(k)             The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l)              The measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1).

(m)             The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)             No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(o)             The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p)             The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)            Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at https://americas.datasite.com prior to 11:59 p.m. New York City time on the date that is the day prior to the execution and delivery of this Agreement.

(r)             All references to time shall refer to New York City time unless otherwise specified.

(s)            Any references herein to a Cayman Islands exempted limited partnership taking any action, having any power or authority or owning, holding or dealing with any asset are to such partnership acting through its general partner.

Article II
THE MERGER

2.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the CICA, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, Merger Sub shall be struck off the register of companies in the Cayman Islands, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company of the Merger (the “Surviving Company”) under the Laws of the Cayman Islands as a wholly-owned Subsidiary of Parent.

2.2            The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall deliver an executed plan of merger (the “Plan of Merger”) substantially in the form set out on Exhibit A and the Parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger will become effective at such date and time as the Plan of Merger is duly filed with the Registrar of Companies of the Cayman Islands (or on the date as may be agreed in writing by Merger Sub and the Company (with the prior written consent of the Special Committee) and specified in the Plan of Merger in accordance with the CICA) (the “Effective Time”).

2.3            The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, via the electronic exchange of documents and signature pages, on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company (with the prior written consent of the Special Committee) mutually agree in writing; provided that, the Closing shall not occur prior to the earlier to occur of (x) any Business Day during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (y) the third (3rd) Business Day after the end of the Marketing Period; provided, further, that, the Closing shall not occur prior to October 15, 2023 without Parent’s prior written consent. The date on which the Closing actually occurs is referred to as the “Closing Date”; provided, that, to the extent that the Closing Date would fall on a date that is a public holiday in the Cayman Islands, the Closing Date shall be the next Business Day following such day.

2.4            Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the CICA.

2.5            Memorandum and Articles of Association of Surviving Company. At the Effective Time, subject to Section 6.10, the memorandum and articles of association of the Surviving Company shall be amended and restated substantially in the form set out on Exhibit B, until thereafter amended as provided by the CICA and such memorandum and articles of association.

2.6            Directors and Officers.

(a)            Directors. At the Effective Time, the directors of the Surviving Company will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the provisions of the CICA and the memorandum and articles of association of the Surviving Company until their respective successors are duly elected or appointed and qualified.

(b)            Officers. At the Effective Time, the officers of the Surviving Company will be the officers of the Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the provisions of the CICA and the memorandum and articles of association of the Surviving Company until their respective successors are duly appointed.

2.7            Effect of Merger on Shares.

(a)            Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)            each ordinary share, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and exchanged into one validly issued, fully paid and nonassessable ordinary share of the Surviving Company, which shall be reflected in the updated register of members of the Surviving Company;

(ii)            each Company Share that is issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Company Shares or Dissenting Shares) (x) owned by Bain (or any of its Permitted Transferees (as defined in the Voting Agreement) (the “Bain Shares”)) will be automatically cancelled and exchanged into the right to receive cash in an amount equal to $7.84, without interest thereon (the “Bain Per Share Price”) and (y) other than the Bain Shares (the “Public Shares”), will be automatically cancelled and exchanged into the right to receive cash in an amount equal to $8.40, without interest thereon (the “Public Shareholder Per Share Price” and, together with the Bain Per Share Price, the “Per Share Price”), in each case, in accordance with the provisions of Section 2.9 (or, where relevant, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii)            each Company Share that is (A) held by the Company as a treasury share; (B) owned by Parent or Merger Sub (including, for the avoidance of doubt, any Rollover Shares); or (C) owned by any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (including, for the avoidance of doubt, the Rollover Shares) (clauses (A) to (C), collectively, the “Excluded Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)            Rollover Shares. For the avoidance of doubt, the Rollover Shares shall not be entitled to receive the Per Share Price and shall, immediately prior to the Effective Time, be contributed (or otherwise transferred), directly or indirectly, to TopCo (or an Issuing Entity) pursuant to the terms of the Rollover Agreement and treated in accordance with Section 2.7(a)(iii).

(c)            Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any share split, reverse share split, consolidation, share dividend (including any dividend or other distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Shares occurring on or after the date of this Agreement and prior to the Effective Time.

(d)            Dissenting Shares.

(i)            Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and each such Dissenting Shareholder shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the CICA, except that all Company Shares held by a Dissenting Shareholder which shall have failed to perfect or who effectively shall have withdrawn or lost its dissenter rights in respect of such Company Shares under Section 238 of the CICA shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the applicable Per Share Price, without any interest thereon, in the manner provided in Section 2.9.

(ii)            The Company shall give Parent (i) prompt notice of any actual or, if in writing, threatened demands or notices received by the Company relating to its shareholders’ rights to dissent from the Merger or demanding payment of the fair value of Company Shares held by that person if the Merger is authorized by the Company Shareholders and (ii) the right to direct, in consultation with the Company, all negotiations and proceedings with respect to such notices or demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any written demands for appraisal or settle or offer to settle any such demands.

(iii)            In the event that any written notices of objection to the Merger are served by any Company Shareholder pursuant to Section 238(2) and in accordance with Section 238(3) of the CICA, the Company shall serve written notice of the authorization of the Merger on such Company Shareholders pursuant to Section 238(4) of the CICA within twenty (20) days of the approval of the Merger by Company Shareholders of the Company at the Company Shareholder Meeting.

2.8            Equity Awards.

(a)            Company Options. The Parties hereby acknowledge and agree that the exercise price per share attributable to each Company Option is equal to or greater than the Public Shareholder Per Share Price. As a result, and at the Effective Time, each Company Option outstanding immediately prior to the Effective Time, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled without any cash payment or other consideration being made in respect thereof to the holders of such Company Options.

(b)            Vested Company PSUs. At the Effective Time, each Vested Company PSU outstanding immediately prior to the Effective Time, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Company PSU, subject to any required withholding Taxes (the “Vested PSU Consideration”).

(c)            Unvested Company PSUs. At the Effective Time, each Unvested Company PSU shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total target number of Company Shares subject to such Unvested Company PSU, subject to any required withholding Taxes (the “Unvested PSU Consideration”). The Unvested PSU Consideration amounts will vest and be payable on December 31, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date. Notwithstanding the foregoing, the Unvested PSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason.

(d)            Company Restricted Shares. At the Effective Time, each Company Restricted Share outstanding immediately prior to the Effective Time, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, vest, be cancelled and be converted into the right to receive an amount in cash, without interest, equal to the Public Shareholder Per Share Price, subject to any required withholding Taxes (the “Restricted Share Consideration”).

(e)            Vested Company RSUs and Director RSUs. At the Effective Time, each Vested Company RSU, each Unvested Non-IPO RSU award held by a non-employee director of the Company and each Unvested IPO RSU award held by a non-employee director of the Company that is outstanding immediately prior to the Effective Time, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Company RSU, subject to any required withholding Taxes (the “Vested RSU Consideration”).

(f)            Unvested IPO RSUs. At the Effective Time, each Unvested IPO RSU (other than any such award held by a non-employee director of the Company) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Unvested IPO RSU, subject to any required withholding Taxes (the “Unvested IPO RSU Consideration”). The Unvested IPO RSU Consideration amounts will vest and be payable on December 31, 2023, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date. Notwithstanding the foregoing, the Unvested IPO RSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason.

(g)            Unvested Non-IPO RSUs. At the Effective Time, each Unvested Non-IPO RSU (other than any such award held by a non-employee director of the Company) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (i)  the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Unvested Non-IPO RSU, subject to any required withholding Taxes (the “Unvested Non-IPO RSU Consideration”). Half of the Unvested Non-IPO RSU Consideration amounts will vest and be payable on December 31, 2023 and the remaining half of the Unvested Non-IPO RSU Consideration amounts will vest and be payable on December 31, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through the applicable vesting dates. Notwithstanding the foregoing, the Unvested Non-IPO RSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason.

(h)            Closing RSUs. At the Effective Time, each Unvested Closing RSU shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Unvested Closing RSU, subject to any required withholding Taxes (the “Unvested Closing RSU Consideration”). The Unvested Closing RSU Consideration will vest and be payable on December 31, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through December 31, 2024. Notwithstanding the foregoing, the Pro-Rata Portion of a holder’s Unvested Closing RSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason. For purposes of this Agreement, “Pro-Rata Portion” means, with respect to a holder, the product obtained by multiplying such holder’s Unvested Closing RSU Consideration by a fraction, the numerator of which equals the number of full and partial months from and including January 1, 2023 through and including such holder’s date of termination and the denominator of which equals twenty-four (24).

(i)            2022 Bonus RSUs. At the Effective Time, each 2022 Bonus RSU outstanding immediately prior to the Effective Time, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, vest, be cancelled and be converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such 2022 Bonus RSU, subject to any required withholding Taxes (the “2022 Bonus RSU Consideration”).

(j)            Retention RSUs. At the Effective Time, each Retention RSU outstanding immediately prior to the Effective Time shall be cancelled and replaced with the right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Retention RSU, subject to any required withholding Taxes (the “Retention RSU Consideration”). The Retention RSU Consideration will vest and be payable on December 31, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date.

(k)            Transaction Bonus RSUs. At the Effective Time, each Transaction Bonus RSU outstanding immediately prior to the Effective Time shall be cancelled and replaced with the right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Transaction Bonus RSU, subject to any required withholding Taxes (the “Transaction Bonus RSU Consideration”). The Transaction Bonus RSU Consideration will vest and be payable on December 31, 2023, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date. Notwithstanding the foregoing, the Transaction Bonus RSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason.

(l)            TRA RSUs. At the Effective Time, each TRA RSU shall be cancelled and replaced with the right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such TRA RSU, subject to any required withholding Taxes (the “TRA RSU Consideration”). The TRA RSU Consideration amounts will vest and be payable on December 31, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date. Notwithstanding the foregoing, the TRA RSU Consideration shall vest and become payable on the date a holder’s employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) is terminated by Parent and its Affiliates (including the Surviving Company and its Subsidiaries) without Cause or by the holder for Good Reason.

(m)            Unvested IPO Celebration RSUs. At the Effective Time, each Unvested IPO Celebration RSU shall be cancelled and replaced with the right to receive an amount in cash, without interest, equal to the product of (i) the Public Shareholder Per Share Price, multiplied by (ii) the total number of Company Shares subject to such Unvested IPO Celebration RSU, subject to any required withholding Taxes (the “Unvested IPO Celebration RSU Consideration”). The Unvested IPO Celebration RSU Consideration amounts will vest and be payable on March 25, 2024, subject to the holder’s continued employment with Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through such vesting date.

(n)            Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited or maintained) with the Company, by wire transfer of immediately available funds (if applicable), the aggregate (i) Restricted Share Consideration owed to all holders of Company Restricted Shares, (ii) Vested Company PSU Consideration owed to all holders of Vested Company PSUs, (iii) Vested RSU Consideration owed to all holders of Vested Company RSUs and (iv) 2022 Bonus RSU Consideration owed to all holders of 2022 Bonus RSUs. As soon as practicable after the Closing Date but in any event no later than three (3) Business Days following the Closing Date, the applicable holders of vested Company Equity Awards will receive a payment from the Company or the Surviving Company, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of vested Company Equity Awards that are cancelled and converted pursuant to Section 2.8(b), Section 2.8(d), Section 2.8(e), or Section 2.8(i) as applicable; provided, that if any payment owed to a holder of vested Company Equity Awards pursuant to Section 2.8(b), Section 2.8(d), Section 2.8(e) or Section 2.8(i) as applicable, cannot be made through the Company’s or the Surviving Company’s payroll system or payroll provider, then the Surviving Company will (A) by wire transfer or direct deposit, or (B) by a check sent by overnight courier to such holder promptly following the Closing Date (but in no event more than five (5) Business Days thereafter) provide such payment owed to such holder. Notwithstanding the foregoing, to the extent any such amounts relate to a Vested Company PSU, Vested Company RSU, 2022 Bonus RSU or any cash based awards after giving effect to the consummation of the transactions contemplated hereby that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Company shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Vested Company PSU, Vested Company RSU, 2022 Bonus RSU or any cash based awards after giving effect to the consummation of the transactions contemplated hereby, that will not trigger a Tax or penalty under Section 409A of the Code.

(o)            Further Actions. The Company will take all action necessary to effect the cancellation and exchange (as applicable) of the Company Equity Awards and all Company Share Plans, in each case effective upon the Effective Time and to give effect to the transactions set forth in this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). In addition, the Company shall take all actions necessary to ensure that, as of the Effective Time, the Company Share Plans shall terminate and no holder of a Company Equity Award or any participant in any Company Share Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the shares or securities of the Company, the Surviving Company or any Subsidiary of the Company, except the right to receive the payment contemplated by this Section 2.8 in settlement thereof. Parent and the Company shall cooperate in good faith to distribute forms to the holders of the Company Equity Awards as of the Effective Time based on the Form of Company Equity Award Notification attached hereto as Exhibit C describing the treatment of the Company Equity Awards contemplated by this Section 2.8.

2.9            Exchange of Certificates.

(a)            Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Special Committee to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Special Committee, with such Payment Agent.

(b)            Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of Company Shares pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Shares (other than Dissenting Shares) become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Company, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Company, as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Shares as contemplated by Section 2.7.

(c)            Payment Procedures. Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Company shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Excluded Company Shares) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding Company Shares (other than Excluded Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent (or affidavit and indemnity of loss in lieu of such certificate as provided for in Section 2.11)), and (ii) instructions for effecting the surrender of the Certificates (or such affidavit of loss) in exchange for the applicable Per Share Price payable with respect to the Company Shares formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates (or such affidavit of loss) for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Shares represented by such Certificates by (y) the applicable Per Share Price, and the Certificates so surrendered (or the subject of an affidavit of loss so provided) will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated Company Shares (other than Excluded Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Company Shares represented by such holder’s transferred Uncertificated Shares by (2) the applicable Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the applicable Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the applicable Per Share Price payable in respect thereof pursuant to Section 2.7.

(d)            DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to the sum of (i) (x) the number of Bain Shares held of record by DTC or such nominee immediately prior to the Effective Time (if any) multiplied by (y) the Bain Per Share Price and (ii) (x) the number of Public Shares held of record by DTC or such nominee immediately prior to the Effective Time (if any) multiplied by (y) the Public Shareholder Per Share Price.

(e)            Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered and shall have established to the reasonable satisfaction of Parent and the Surviving Company that such Tax either has been paid or is not applicable.

(f)            No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Company or any other Party will be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)            Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent (or the Surviving Company as directed by Parent) upon demand, and any holders of Company Shares that were issued and outstanding as of immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates representing such Company Shares or Uncertificated Shares for exchange pursuant to this Section 2.9 shall thereafter look for payment of the applicable Per Share Price payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), as general creditors thereof, for any claim to the applicable Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10            No Further Ownership Rights in Company Shares. From and after the Effective Time, (a) all Company Shares will no longer be outstanding and will automatically be cancelled and will cease to exist; and (b) each holder of a Certificate theretofore representing any Company Shares or Uncertificated Shares will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Shares, the rights pursuant to Section 2.7(d). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11            Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the applicable Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Company or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12            Required Withholding. Notwithstanding anything to the contrary herein, each of the Payment Agent, Parent, Merger Sub, the Company and the Surviving Company will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct or withhold therefrom pursuant to the Code and the rules and regulations promulgated thereunder or any provision of state, local or non-U.S. Tax Laws. To the extent that any amounts are deducted or withheld pursuant to this Section 2.12, and paid to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made. If Parent or Merger Sub determines that it or any of its Affiliates, permitted successors or assigns is required to deduct or withhold any amount from any payment hereunder (other than any backup withholding under Code Section 3406 (or a similar provision of state, local or non-U.S. Tax Law) or any withholding in respect of compensatory amounts, including with respect to Company equity awards covered by Section 2.8) or in connection with the transactions contemplated hereby, as applicable, it shall use commercially reasonable efforts to provide advance notice to the Company of the intent to deduct or withhold such amount and the basis for such deduction or withholding as promptly as reasonably practicable, and the Parties shall provide for a reasonable opportunity for forms or other documentation that would mitigate, reduce or eliminate such deduction or withholding to be provided.

2.13            Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Public Shareholder Per Share Price and the Bain Per Share Price each represent not less than the fair value of the Company Shares for the purposes of Section 238(8) of the CICA.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed and publicly available in the reports, statements and other documents filed by the Company with the SEC, in each case pursuant to the Exchange Act on or after March 1, 2021 and prior to the date of this Agreement (other than any predictive or cautionary disclosures contained or referenced therein under the captions “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” or in any “forward-looking statements” disclaimer) (the “Recent SEC Reports”); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1            Organization; Good Standing. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such company power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of its Organizational Documents, each as amended to the date hereof.

3.2            Power; Enforceability. The Company has the requisite company power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to authorization of the Plan of Merger by the Requisite Shareholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary company action on the part of the Company and no additional company actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Shareholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, liquidation, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

3.3            Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)            Company Board Approval. At a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the recommendation of the Special Committee, the Company Board unanimously and duly adopted resolutions (i) determining that it is in the best interests of the Company, and declaring it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approving the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) directing that this Agreement and the Plan of Merger be submitted to the Company Shareholders for approval; and (iv) resolving to recommend that the Company Shareholders authorize the Plan of Merger in accordance with the Company’s Organizational Documents and the CICA (collectively, the “Company Board Recommendation”).

(b)            Fairness Opinions. The Special Committee has received the written opinion (or oral opinion to be confirmed in writing) of its financial advisor, Evercore Group, L.L.C., to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, the Public Shareholder Per Share Price to be received by the holders of Company Shares (other than Bain Shares, Excluded Company Shares and Dissenting Shares) in the Merger is fair from a financial point of view to such holders. Following receipt by the Special Committee of such opinion in writing, a signed true and complete copy of such opinion will promptly be provided to Parent (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c)            Anti-Takeover Laws. Assuming Parent, Merger Sub and their Affiliates do not own more than 1%, individually or in the aggregate, of the Company Shares, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any anti-takeover Law or any similar anti-takeover provision in the Company’s or any of its Subsidiaries’ Organizational Documents is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

3.4            Brokers. Except as set forth on Section 3.4 of the Company Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other similar Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement.

3.5            Requisite Shareholder Approval. The approval of the Plan of Merger by special resolution passed by the holders of the Company's Shares, being the affirmative vote of the holders of Company Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the shareholders’ meeting (the “Requisite Shareholder Approval”) in accordance with Section 233(6) of the CICA and the Company’s Organizational Documents is the only vote of the holders of Company Shares that is necessary pursuant to applicable Law and the Company’s Organizational Documents to consummate the Merger.

3.6            Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Company’s Organizational Documents; (b) violate or conflict with any provision of any of its Subsidiaries’ Organizational Documents; (c) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or give rise to or result in a right of termination or acceleration pursuant to any Material Contract; (d) assuming compliance with the matters referred to in Section 3.7 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (e) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c), (d) and (e) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7            Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company or any of its Subsidiaries (a) in connection with the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except for (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act and “blue sky” laws; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws and Foreign Investment Laws; and (iv) such other Governmental Authorizations the failure of which to obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8            Company Capitalization.

(a)            Share Capital. The authorized share capital of the Company consists of (i) $120,000.00 divided into 1,000,000,000 Company Shares and (ii) 200,000,000 Company Preferred Shares. As of 5:00 p.m., New York City time, on March 3, 2023 (such time and date, the “Capitalization Date”), (A) 324,576,664 Company Shares were issued and outstanding (which excludes the Company Shares relating to Company Options, Company PSUs and Company RSUs referred to in clause (i) of Section 3.8(b), but includes Company Restricted Shares, Bain Shares and Excluded Company Shares, in the aggregate); (B) no Company Preferred Shares were issued and outstanding; (C) no Company Shares were held by the Company as treasury shares; and (D) no Company Shares were held by any Subsidiary of the Company. All issued and outstanding Company Shares are validly issued, fully paid, nonassessable and free of any preemptive rights. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise of Company Options or the vesting of Company PSUs or Company RSUs granted prior to the date of this Agreement.

(b)            Reserved Shares. As of the Capitalization Date, the Company has reserved 15,000,000 Company Shares for issuance pursuant to the Company Share Plans. As of the Capitalization Date, there were outstanding (i) Company Options to acquire 454,523 Company Shares, (ii) Company PSUs that may be settled in 821,526 Company Shares (assuming target performance) or 1,643,052 Company Shares (assuming maximum performance), and (iii) Company RSUs that may be settled into 2,926,762 Company Shares or the cash equivalent thereof. Section 3.8(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of (A) each outstanding Company Option including the name (or employee identification number) of the holder, date of grant, exercise price and number of Company Shares subject thereto; (B) each Company Restricted Share, including the name (or employee identification number) of the holder, date of grant and number of Company Shares subject thereto; (C) each Company PSU, including the name (or employee identification number) of the holder, date of grant, and target number of Company Shares subject thereto; and (D) each Company RSU, including the name (or employee identification number) of the holder, date of grant and number of Company Shares subject thereto (the “Equity Award Schedule”). No later than ten (10) Business Days prior to the Closing Date, the Company shall provide to Parent a complete and correct updated Equity Award Schedule that, with respect to each then outstanding award, states whether it is expected to be a Vested Company PSU, Unvested Company PSU, Vested Company RSU, Unvested IPO RSU, Unvested Non-IPO RSU, Unvested Closing RSU, 2022 Bonus RSU, Retention RSU, Transaction Bonus RSU, TRA RSU or Unvested IPO Celebration RSU.

(c)            Company Securities. Except as set forth in this Section 3.8, as of the Capitalization Date, there were, (i) other than the Company Shares, no issued and outstanding share capital of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iii) no outstanding options, warrants, calls, subscriptions or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any share capital of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding restricted shares, restricted share units, stock or share appreciation rights, performance shares, contingent value rights, “phantom” stock, “phantom” shares, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or shares of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Shares and Company Preferred Shares, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any share capital of, or other equity or voting interest in, the Company; and (vii) no obligations or binding commitments of any character restricting the transfer of any shares capital of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities (other than with respect to the exercise of Company Options or in connection with the forfeiture of Company Options, Company RSUs or Company PSUs in order to satisfy the withholding of Taxes). There are no accrued and unpaid dividends with respect to any outstanding Company Shares. The Company does not have a shareholder rights plan in effect or outstanding bonds, debentures, notes or other obligations which have the right to vote with the Company Shareholders on any matter.

(d)            Other Rights. Other than the Voting Agreement, the Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.9            Subsidiaries.

(a)            Subsidiaries. Section 3.9(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization and schedule of shareholders (other than the Company and its Subsidiaries) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate or company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Subsidiary of the Company is in violation of its Organizational Documents, except where any such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Capital Stock of Subsidiaries. All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement, except for such liens and restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws.

(c)            Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants, calls, subscriptions or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for, share capital of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any share capital of, or other equity or voting interest (including any voting debt) in the Company or any Subsidiary to any Person other than the Company or one of its Subsidiaries; or (iv) restricted shares, restricted share units, stock or share appreciation rights, performance shares, contingent value rights, “phantom” stock, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, share capital of, or other securities or ownership interests in, any Subsidiary of the Company. Except for the capital stock of, share capital of, or other equity or voting interests in, its Subsidiaries, neither the Company nor any Subsidiary owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is either under any obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

3.10         Company SEC Reports.

(a)            Since March 1, 2021 and through the date of this Agreement, the Company has filed on a timely basis all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”).

(b)            Each Company SEC Report complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was filed (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished by the Company with the SEC.

(c)            No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

(d)            As of the date of this Agreement, there are no outstanding or unresolved comments with respect to the Company or the Company SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review.

3.11         Company Financial Statements; Internal Controls.

(a)            Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that were not, or are not expected to be, material in amount to the Company and its Subsidiaries taken as a whole, and to any other adjustment described therein). There are no unconsolidated Subsidiaries of the Company within the meaning of GAAP.

(b)            Disclosure Controls and Procedures. The Company has established and maintains, and has at all times since March 24, 2021 maintained, “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s management by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such system was effective. Since March 24, 2021, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)            Internal Controls. Since March 24, 2021, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

3.12         No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise, and whether or not required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than liabilities (a) to the extent reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet (none of which relate to breach of Contract, breach of warranty, tort, infringement or violation of or liability or obligation under applicable Law) that individually, or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole or (d) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

3.13         Absence of Certain Changes. Since December 31, 2022 through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects and (ii) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require Parent’s consent pursuant to, any of the covenants set forth in Section 5.2. Since December 31, 2022 through the date of this Agreement, there has not occurred a Company Material Adverse Effect.

3.14         Material Contracts.

(a)            List of Material Contracts. Section 3.14(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract which have been made publicly available pursuant to the Company SEC Reports, and any Material Contracts or Employee Plans listed in Section 3.20(a) of the Company Disclosure Letter). A true and complete copy of each Material Contract, including material amendments thereto, has been made available to Parent prior to the date hereof.

(b)            Validity. Each Material Contract (other than any Material Contract that has terminated (other than due to breach or non-compliance) or expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Material Contract in accordance with its terms, except where any noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, nor has the Company or any of its Subsidiaries received any written notice of any such breach or default, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15         Real Property.

(a)            Owned Real Property. Section 3.15(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the real property owned by the Company as of the date of this Agreement (the “Owned Real Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has not leased, licensed or otherwise granted any Person the right to use or occupy the Owned Real Property; and (ii) the Company or one of its Subsidiaries has good and marketable fee simple title to all of the Owned Real Property, free and clear of all liens (other than Permitted Liens).

(b)            Leased Real Property. Section 3.15(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of the street addresses of each material leased real property, pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy any material real property (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, together with all amendments, modifications, extensions, renewals, and guarantees with respect to such material Leased Real Property, collectively, the “Leases”, and each a “Lease”). True, correct and complete copies of each Lease have been made available to Parent, and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Lease, (i) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein; and (ii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Leased Real Property: (i) the Company and/or any of its Subsidiaries have valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens); (ii) to the Knowledge of the Company, the Company and/or its Subsidiaries have substantially performed all obligations required to be performed under the Leases, as of the date hereof, and no event has occurred (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) that would constitute a default on the part of Company or any of its Subsidiaries under any Lease, and neither Company nor any of its Subsidiaries has received written notice of any such default or condition; (iii) to the Knowledge of the Company, there are no contractual or legal restrictions that preclude or materially restrict the ability to use the Leased Real Property by Company or any of its Subsidiaries for the current use of such Leased Real Property; and (iv) each and every Lease is valid and binding in accordance with its terms and will be valid and binding subject to proper authorization and execution of such Lease by the other party thereto, to the extent that such authorization or execution of such Lease by the other party thereto is required, and the application of any bankruptcy or other creditor’s rights laws. Except as set forth on Section 3.15(b) of the Company Disclosure Letter, there are no subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy the Owned Real Property or the Leased Real Property.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Leased Real Property or Owned Real Property: (i) neither the Company nor any of its Subsidiaries have received written notice of any pending or threatened condemnation or eminent domain proceedings and, to the Knowledge of the Company, there are no condemnation or eminent domain proceedings pending or threatened with respect to any of the Owned Real Property or Leased Real Property; (ii) neither the Company nor any of its Subsidiaries have received written notice of any proceeding, claim, dispute, administrative action or judicial proceeding of any type relating to any Leased Real Property or any Owned Real Property and, to the Knowledge of Company, there is no pending proceeding, claim, dispute, administrative action or judicial proceeding of any type relating to any Leased Real Property or any Owned Real Property; (iii) except as set forth on Section 3.15(b) of the Company Disclosure Letter, there are no leases, subleases, licenses, occupancy or any other agreements granting to any Person the right of possession, use or occupancy of any portion of the Owned Real Property other than Company or its Subsidiaries; (iv) other than the rights under this Agreement, there are no outstanding options to purchase, lease, license or use, or rights of first refusal to purchase any of the Owned Real Property or any portions thereof; (v) the Company and/or its Subsidiaries either own or lease all real property that are material to the conduct of such business; and (vi) neither the Company nor any of its Subsidiaries have received written notice of the violation of any Law, or other requirement of any Governmental Authority, with respect to the Owned Real Property or Leased Real Property that remains uncured.

3.16         Environmental Matters; Occupational Safety and Health.

(a)            Except as disclosed on Section 3.16(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries is and since January 1, 2020 has been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for any such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging that the Company or any Subsidiary has violated any Environmental Law (the substance of which has not been resolved), except for any such violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other Person has released or disposed or arranged for the release or disposal of any Hazardous Substances in any manner that would reasonably be expected to result in liability of the Company or any of its Subsidiaries under any Environmental Law, except for any such liability that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries (i) alleging the noncompliance by or liability of the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law, except for any such Legal Proceeding that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has made available a copy of all material environmental assessment reports (including Phase I and/or Phase II reports) in the possession of the Company or any its Subsidiaries in relation to any properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries.

(b)            Except as disclosed on Section 3.16(b) of the Company Disclosure Schedules, the Company and each of its Subsidiaries is and since January 1, 2020 has been in compliance with all Occupational Safety and Health Laws applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for any such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have not, since January 1, 2020, received any written notice of a violation of Occupational Safety and Health Laws, the subject of which is unresolved. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries pursuant to Occupational Safety and Health Laws, except for any such Legal Proceeding that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.17         Intellectual Property.

(a)            Section 3.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered. The Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. Section 3.17(a)(ii) of the Company Disclosure Letter sets forth (A) a true, correct and complete list as of the date of this Agreement of all material common law Trademarks, a non-confidential, high-level descriptions of material Trade Secrets and, to the Knowledge of the Company, all Software owned by the Company or its Subsidiaries that, if unavailable to the Company or its Subsidiaries, would have a detrimental impact on or materially impair the business of the Company or its Subsidiaries and (B) a true, correct and complete list, in all material respects as of the date of this Agreement, of social media accounts or identifiers owned by the Company or its Subsidiaries. Section 3.17(a)(iii) of the Company Disclosure Letter sets forth a true, correct, and complete list as of the date of this Agreement of all expired or abandoned patents that are material to any products or services owned by or currently under development by the Company or any of its Subsidiaries. Excluding Section 3.17(a)(iii) of the Company Disclosure Letter, all Intellectual Property as of the date hereof (x) is, and as of and immediately following the Closing will be, fully transferable, alienable and licensable without restriction and without payment of any kind to any Person, and (y) will be valid and enforceable (except in the case of any applications included in the Company Registered Intellectual Property, then, to the Knowledge of the Company, enforceable), and to the Knowledge of the Company, there is no event or condition that would reasonably be expected to render any Company Intellectual Property invalid or unenforceable.

(b)            The Company or one of its Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Company Registered Intellectual Property, proprietary Software and material Trade Secrets owned or purported to be owned by the Company or any Subsidiary; and (ii) as of and immediately following the Closing, possesses legally sufficient and enforceable rights to use all other Intellectual Property licensed, used or held for use by the Company or any of its Subsidiaries in connection with the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted and as currently contemplated to be conducted, in each case, free and clear of all liens other than Permitted Liens. None of the exclusive licenses to third-party Intellectual Property to which Company or its Subsidiaries is a party is necessary to the businesses of the Company or its Subsidiaries as currently conducted.

(c)            Section 3.17(c) of the Company Disclosure Letter sets forth (i) any Contract under which the Company or any of its Subsidiaries is a licensee of, or is otherwise granted by a third party, any rights to use any Intellectual Property that (a) is material to the business of the Company or its Subsidiaries or otherwise the loss of which could result in a Company Material Adverse Effect (other than non-exclusive license agreements with respect to commercially available "off-the-shelf" Software, "click-through" Software, "shrink-wrap" software or other commercially available Software); or (b) involves payments from the Company or any of its Subsidiaries in the amount of $200,000 or greater in any given calendar year; and (ii) any Contract under which the Company or any of its Subsidiaries is a licensor of, or otherwise grants a third party, any rights to use any Company Intellectual Property (other than any Intellectual Property licensed or otherwise provided to customers on a non-exclusive basis in the ordinary course of business), in each case which involves payments to the Company or any of its Subsidiaries of $200,000 or greater in any given calendar year.

(d)            The Company and its Subsidiaries have in place valid and binding agreements with all third parties who contribute to the use and development of Intellectual Property as incorporated into or with the Computer Systems that are owned by the Company or any of its Subsidiaries, which assign ownership of all Intellectual Property developed by the third party to the Company or its Subsidiaries. No former or current employee, worker or independent contractor of the Company or any of its Subsidiaries, or any other Person, owns any Intellectual Property material to the business of the Company and its Subsidiaries that is purported to be included in the Company Intellectual Property. No Company Intellectual Property was authored, created, written, developed, customized or otherwise modified by any Person other than Persons that have executed a valid and binding assignment of all Intellectual Property rights to the Company or any of its Subsidiaries.

(e)            The Company and its Subsidiaries take commercially reasonable steps in accordance with standard industry practices to protect their rights in the Company Intellectual Property and maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company or any of its Subsidiaries, including requiring all third parties having access thereto to execute written non-disclosure agreements. No proprietary Software in source code form constituting Company Intellectual Property has been escrowed, disclosed, released, made available, or delivered (and no Person has agreed to escrow, disclose, release, make available, or deliver such source code under any circumstance) to any third party, other than to employees, consultants or independent contractors pursuant to a written confidentiality agreement under which such employee, consultant or independent contractor agrees to protect such confidential information. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, released, made available, or delivered to any third party.

(f)             No Governmental Authority, consortium, university or educational institution has sponsored research and development in connection with the business of the Company or any of its Subsidiaries, as currently conducted, under an agreement or arrangement that would provide such Governmental Authority, consortium, university or educational institution with any claim of ownership or of exclusivity in any use to any Company Intellectual Property that is necessary for or material to the conduct of the business of the Company or any of its Subsidiaries.

(g)            The conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted since January 1, 2020 does not violate, infringe, or otherwise misappropriate any Intellectual Property of any Person. There are no pending or threatened claims in writing by any Person (i) alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or (ii) challenging the ownership, validity or enforceability of any material Company Intellectual Property. Neither the Company nor any Subsidiary has received any written notice or third-party invitation to take a license within the three years prior to the date of this Agreement.

(h)            Since January 1, 2020: (i) to the Knowledge of the Company, no Person is violating, infringing or misappropriating any Company Intellectual Property in any material respect; and (ii) neither the Company nor any of its Subsidiaries has threatened or asserted a claim against any Person (1) alleging infringement, misappropriation or other violation of any Company Intellectual Property, or (2) challenging the ownership, validity or enforceability of any third party Intellectual Property.

(i)             The Company and its Subsidiaries are in compliance with all applicable licenses under which the Company uses Open Source Software. Neither the Company nor any of its Subsidiaries has used Open Source Software in a manner that would require the disclosure, provision, distribution, or making available to any third party source code that is owned by the Company or any of its Subsidiaries or that is otherwise subject to a Reciprocal License. Neither the Company nor any of its Subsidiaries has received any requests from any Person for disclosure of source code owned by the Company or any of its Subsidiaries.

(j)             The Company and its Subsidiaries own or have a valid right to access and use all Computer Systems and Software licensed pursuant to a Computer Systems Agreement that are currently used by the Company and its Subsidiaries, including by, where applicable, possessing the sufficient number and type of licenses necessary for the Company or any of its Subsidiaries to use third party Intellectual Property licensed to the Company or its Subsidiaries without violating or breaching any provision of the Computer Systems Agreements. The Computer Systems and Software licensed pursuant to a Computer Systems Agreement constitute all the information and communications technology reasonably necessary to carry on the business of the Company and its Subsidiaries and to the extent applicable, any of the Company’s or its Subsidiaries’ customer’s access to and use of the Computer Systems (including under Computer Systems Agreements). The consummation of the transactions contemplated by this Agreement will not impair or interrupt in any material respect the Company’s and its Subsidiaries’ access to and use of, or their respective right to access and use, the Computer Systems or rights under the Computer Systems Agreements or access to Software licensed thereunder, third-party databases, or third-party data used in connection with the business of the Company and its Subsidiaries. The Company and its Subsidiaries have implemented firewall protections, implemented virus scans and taken commercially reasonable steps in accordance with industry standards to secure the Computer Systems from unauthorized access or use by any Person and to ensure the continued, uninterrupted and error-free operation of the Computer Systems. To the Knowledge of the Company, the Computer Systems are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the Computer Systems.

(k)            The Company and its Subsidiaries have in effect industry standard disaster recovery plans and procedures in the event of any malfunction of or unauthorized access to any Computer System. All Computer Systems have been available and continuously operating in all material respects, an error-free manner during the three (3) years immediately preceding the date of this Agreement, and (i) there have been no material unauthorized intrusions or breaches of security with respect to the Computer Systems; (ii) there has not been any malfunction of the Computer Systems that has not been remedied or replaced in all respects; and (iii) there has been no material unplanned downtime or service interruption with respect to any Computer System. At the time of Closing, all configurations and data owned by the Company or its Subsidiaries shall be readily available, downloadable and in a usable format.

3.18         Data Privacy and Cybersecurity.

(a)            The Company and its Subsidiaries, as well as, to the Knowledge of the Company, their respective officers, employees and processors acting on the Company’s and its Subsidiaries’ behalf comply (as of the date of this Agreement), and have, since January 1, 2020, complied with all applicable Privacy and Data Security Requirements. All Personal Information has been collected, used, processed, disclosed, shared, transferred and retained by the Company and its Subsidiaries in accordance with the Privacy and Data Security Requirements.

(b)            The Company and its Subsidiaries have in place policies and procedures for the proper collection, use, processing, transfer, disclosure, sharing, access and protection of Personal Information that comply in all material respects with Privacy and Data Security Requirements.

(c)            The Company and its Subsidiaries take appropriate technical, physical, and organizational measures, including in compliance with all applicable Privacy and Data Security Requirements, designed to protect the integrity and security of the Computer Systems and the Personal Information collected, used, processed, disclosed, shared, transferred, or retained by the Company or its Subsidiaries and to prevent any destruction, loss, alteration, corruption, misuse, or unauthorized disclosure thereof or unauthorized access thereto.

(d)            The Company and each of its Subsidiaries have implemented commercially reasonable disaster recovery plans and back-up procedures in order to ensure that the Personal Information stored on the Computer Systems can be replaced or substituted in the event of a failure of any part of such Computer Systems (whether due to natural disaster, power failure or otherwise) and commercially reasonable cyber incident response plans to ensure that the Company can in a timely manner contain and recover from a cyber incident. The Company and each of its Subsidiaries, in its reasonable business judgment, conduct regular testing of its security protections, cyber incident response plans, disaster recovery plans and back-up procedures and have implemented policies to address deficiencies to the extent identified by such testing.

(e)            The Company and each of its Subsidiaries have not, since January 1, 2020, experienced any material cybersecurity intrusions into Personal Information or its Computer Systems or incidents in which Personal Information was stolen, lost, unavailable, destroyed, altered or improperly accessed, disclosed or used without authorization and the Company is not aware of any facts suggesting the likelihood of the foregoing, including any breach of security. To the Knowledge of the Company, no circumstance has arisen in which Privacy and Data Security Requirements would require the Company or any of its Subsidiaries to notify a Person or Governmental Authority of a data security breach or security incident.

(f)            The Company and its Subsidiaries have not, since January 1, 2020, been and are not currently: (a) to the Knowledge of the Company, under audit, inquiry or investigation by any Governmental Authority, including regarding protection, storage, collection, use, disclosure, processing, handling and transfer of Personal Information, or (b) subject to any third party notification, claim, demand, audit or action in relation to Personal Information, including a notification, a claim, a demand, or an action alleging that the Company or any of its Subsidiaries has processed Personal Information in violation of applicable Privacy and Data Security Requirements.

(g)            The performance of this Agreement will not materially violate any Privacy and Data Security Requirements. Upon the execution of this Agreement, the Company and each of its Subsidiaries shall continue to have the right to use and process any Personal Information collected, processed or used by them before the date of this Agreement in order to be able to conduct the ordinary course of their businesses.

3.19         Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            The Company and each of its Subsidiaries have timely (i) filed all Tax Returns required to be filed by any of them and all Tax Returns filed by (including, for the avoidance of doubt, by any of the Company and its Subsidiaries on behalf of any of the Company and its Subsidiaries) the Company and its Subsidiaries are true, accurate and complete in all respects; and (ii) paid in full (or caused to be timely paid in full) all Taxes that are required to be paid by them, whether or not such Taxes were shown as due on any Tax Return.

(b)            No audits or other investigations, proceedings, claims, demands, actions, suits, inquiries, assessments or examinations by any Taxing Authority with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries (each, a “Tax Action”) (x) are presently in progress or (y) have been asserted, threatened or proposed in writing and, in each case, not finally resolved. Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of any statute of limitations on, or agreed to any extension of time or granted any waiver of any statute of limitations applicable to the assessment or collection of, any amount of Tax, in each case that has not since expired.

(c)            The Company and each of its Subsidiaries timely have withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes timely have been paid to the relevant Taxing Authority.

(d)            Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2) (or, to the Knowledge of the Company, any similar provision of state, local or non-U.S. Tax Law).

(e)            Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, (x) any Tax sharing, allocation or indemnification Contract, other than any such Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes (a “Commercial Tax Agreement”) or (y) any Tax receivable Contract (it being understood that this clause (y) is intended to describe contracts similar to the TRA), (ii) is or has been a member of a group (other than a group (x) the common parent of which is the Company or one of the Company’s Subsidiaries or (y) consisting solely of any of the Company and/or any of its current or former Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a transferee or successor, or otherwise by operation of Law. All Taxes that have become due and payable with respect to any Commercial Tax Agreement have been paid.

(f)            No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(g)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated prior to the Closing, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing, (iii) an installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business, or (v) Section 965 of the Code. Any of the Company and its Subsidiaries that deferred employment Taxes under the CARES Act have paid such deferred Taxes.

(h)            There are no liens for Taxes upon any of the assets of the Company or its Subsidiaries, or equity interests in any of the Company’s Subsidiaries, other than liens described in clause (i) of the definition of Permitted Liens.

(i)            Within the last three (3) years, none of the Company or any of its Subsidiaries has distributed stock or shares of another Person or has had its stock or shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or similar provisions of applicable state, local or non-U.S. Tax Law).

(j)            No claim has been made in writing by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries (i) currently files a Tax Return of a certain type or (ii) currently pays Taxes of a certain type that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction (nor has any such assertion been threatened in writing).

(k)            Neither the Company nor any Subsidiary of the Company that is incorporated in a jurisdiction outside of the United States (i) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, and/or (ii) has, to the Knowledge of the Company and within the last two years, received written notice from the IRS or other United States Taxing Authority claiming that it may be subject to U.S. federal income Tax as a result of being engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or having a permanent establishment in the United States, which notice or claim has not since been withdrawn.

(l)            None of the Company and its Subsidiaries has any obligation to a Governmental Authority in respect of escheat or abandoned or unclaimed property Laws.

3.20         Employee Plans.

(a)            Employee Plans. Section 3.20(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all material Employee Plans. An “Employee Plan” is: (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA); and (ii) all other employment, bonus, stock or share option, stock or share purchase, stock or share unit, phantom stock or share, stock or share appreciation right, other equity-based benefit, profit sharing, savings, retirement, jubilee payment, 13th and 14th month bonus, disability, health, medical, retiree medical, hospitalization, life or other welfare benefit insurance, vacation, holiday pay, paid time off, incentive or deferred compensation, profit-sharing, severance, retention, change of control or other similar fringe, welfare or other employee benefit plans, programs, agreements, Contracts, policies or binding arrangements maintained, administered, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, individual consultant, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof, or with respect to which the Company or any of its Subsidiaries has or reasonably could be expected to have any liability, contingent or otherwise, excluding, in each case, any “multiemployer plan” (as defined in Section 3(35) of ERISA) or any plan or arrangement sponsored, maintained, or administered by a Governmental Authority. With respect to each material Employee Plan, to the extent applicable and, with respect to each Employee Plan maintained outside of the United States, to the extent reasonably available, the Company has made available to Parent a copy of (A) the current plan documents (including any amendments) and the most recent summary plan descriptions; (B) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements, in each case, as currently in effect; (C) the most recently prepared actuarial report and financial statements in connection with each such Employee Plan; (D) the nondiscrimination testing report (or safe harbor notice) for the most recently completed plan year; (E) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any compliance issues in respect of any such Employee Plan within the past year; (F) the most recent determination or opinion or advisory letter received from the IRS; and (G) the most recent annual reports on Form 5500 and all schedules and attachments thereto.

(b)            Absence of Certain Plans. No Employee Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Except as set forth on Section 3.20(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, or contributes to, or is required to contribute to or has any liability (contingent or otherwise), including on account of any ERISA Affiliate or an event occurring during the past six (6) years, with respect to (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a similar benefit plan maintained outside of the United States that could result in liability in a manner similar to a “multiemployer plan”; (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) an employee benefit plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) any other defined benefit pension plan, whether or not subject to ERISA.

(c)            Compliance. Each Employee Plan has been maintained, funded, operated and administered in all respects in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No material lien, material Tax or other material penalty has been imposed under the Code, ERISA or other applicable Law with respect to any Employee Plan. Each Employee Plan intended to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination or opinion letter from the IRS, and, to the Knowledge of the Company, nothing has occurred since the date of the most recent such determination that would reasonably be expected to adversely affect such qualification. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has performed all obligations required to be performed by it and is not in any respect in default under or in violation under any Employee Plan, and to the Knowledge of the Company, there is no such default or material violation by any other party to each such Employee Plan.

(d)            Employee Plan Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            No Prohibited Transactions. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan.

(f)            Post-Termination Retiree Benefits. Except as set forth on Section 3.20(f), no Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance or retiree health or other retiree welfare benefits to any Person, except as may be required by Section 4980B of the Code or other Law.

(g)            Section 280G. Except as set forth on Section 3.20(g) of the Company Disclosure Letter, no payment or benefit that will be made by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement (whether alone or in combination with any other event) is reasonably expected to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code, determined without taking into account any arrangements implemented by or at the request of Parent or any of its Affiliates.

(h)            No Gross-Ups. Neither the Company nor any of its Subsidiaries is a party to any agreement to compensate any employee, officer, director or other individual service provider of the Company or any of its Subsidiaries for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A(a)(1)(B) of the Code.

(i)            Transaction Payments; Acceleration. Except as expressly provided in Section 2.8 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (whether alone or in combination with any other event) (i) result in any payment or funding becoming due or paid, or in the increase of any such payment due, to any employee or other individual service provider of the Company or its Subsidiaries under any Employee Plan, (ii) increase any payments or benefits otherwise payable or provided under any Employee Plan, or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(j)            Foreign Benefit Plans. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: with respect to each Employee Plan maintained outside of the United States, (i) each such Employee Plan and related trusts or similar legal funding arrangements, if any, complies with and has been administered, funded, and invested in compliance with (A) the Laws of the applicable foreign country and (B) its terms, including, in particular the applicable regulations of pension institutions with which the Company or any of its direct or indirect Subsidiaries is affiliated, and the terms of any applicable Collective Bargaining Agreements, (ii) each such Employee Plan that, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved and has been maintained in good standing with the applicable regulatory authorities and requirements; (iii) each such Employee Plan intended to qualify for special tax treatment meets all the requirements for such treatment; (iv) no such Employee Plan is a “retirement compensation arrangement”, as such term is defined under the Income Tax Act (Canada); (v) all contributions and premiums (whether on behalf of itself or on behalf of employees employed by it directly or by or through contractors), benefits, and costs in respect of each such Employee Plan required to have been paid have been paid in a timely fashion in accordance with the terms of each Employee Plan and Laws; (vi) to the extent necessary, all employees provided their consent to any amendments of each Employee Plan maintained in the Netherlands in accordance with the terms of each Employee Plan and Laws; and (vii) none of the Company’s Subsidiaries in the Netherlands offering an Employee Plan falls within the scope of any mandatory industry-wide pension fund. Each of the following Employee Plans shall herein be referred to as a “Defined Benefit Plan”: (A) a “registered pension plan” that contains a “defined benefit provision”, as such terms are defined under the Income Tax Act (Canada); (B) a plan operating in the United Kingdom which is not a money purchase scheme as defined in the Pension Schemes Act 1993 of the UK; (C) a plan that provides supplemental pension benefits (whether on a defined contribution or defined benefit basis); or (D) provides post-termination or post-retirement health and welfare benefits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) each Defined Benefit Plan that is required to be funded is funded in accordance with applicable Laws, the Defined Benefit Plan terms, and any related agreements on a going concern basis and on a solvency basis, in each case, to the extent required; (y) none of the Defined Benefit Plans has any accumulated funding deficiency; and (z) no employees who transferred to the Company or any of its Subsidiaries under the provisions of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 were previously a member of a pension arrangement that provided benefits other than on old age, ill health or death.

3.21         Labor Matters.

(a)            Union Activities. The Company has provided to Parent all of the collective bargaining agreements, works council agreements or similar Contracts with any Labor Organization to which the Company or any of its Subsidiaries is a party, or that cover the Company or any of its Subsidiaries as of the date of this Agreement (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, there are no activities or proceedings of any Labor Organization to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No new Collective Bargaining Agreement is currently being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, work stoppage or similar dispute against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened directly against the Company or any of its Subsidiaries, and no such strike, lockout, slowdown, work stoppage or similar dispute has occurred since January 1, 2020. There are, and there have been, no pending or, to the knowledge of the Company, threatened material representation campaigns, organizational efforts, elections or proceedings concerning union representation involving any employee of the Company or any of its Subsidiaries and there are no pending nor, to the knowledge of the Company, threatened demands for recognition, certification or collective bargaining. No material opinion, consent or approval of any Labor Organization is required as a result of or to effectuate the Merger or the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, or the consummation of the transactions contemplated hereby.

(b)           Employment Law Compliance. Since January 1, 2020, the Company and its Subsidiaries have complied with all applicable Laws with respect to employment or the engagement of workers (including applicable Laws regarding wage and hour requirements, immigration status, discrimination, harassment, and retaliation in employment, employee health and safety, proper classification of workers, redundancies and lay-offs, human rights, pay equity, French language, workers’ compensation, the calculation of holiday pay and collective bargaining), except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no unfair labor practice or labor grievance or arbitration proceeding pending or threatened against the Company or any of its Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and its Subsidiaries have not received notice of any intent to investigate from, or of any charge, complaint or investigation pending against them with, the United States Equal Employment Opportunity Commission, any other Governmental Authority responsible for the prevention of unlawful employment practices, or any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, pay equity, disability accessibility, child labor, immigration, or whistleblower protection and (ii) there are no complaints or lawsuits pending or threatened against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, worker or independent contractor, or any class of the foregoing relating to any such Laws or alleging breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries in the United States has effectuated a “plant closing” (as defined in WARN or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries and (ii) there has not occurred a “mass layoff” (as defined in WARN or any similar Law) affecting any site of employment or facility of the Company or any of its Subsidiaries in the United States. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the last six (6) years (or, if shorter, since the commencement of the applicable individual’s direct or indirect employment by the Company or its Subsidiaries), (i) no allegations of workplace or sexual harassment have been made against any officer of the Company or any Subsidiary of the Company or, to the Knowledge of the Company, any employee who is at the senior vice president level or above or any director of the Company or any Subsidiary of the Company, in each case in such individual’s capacity as a representative of the Company or such Subsidiary, (ii) no incidents of any such workplace or sexual harassment have occurred, and (iii) neither the Company nor any Subsidiary of the Company has entered into any settlement agreement related to allegations of workplace or sexual harassment or other misconduct by an officer, director, senior manager, or, to the Knowledge of the Company, any worker or employee the Company or any Subsidiary of the Company.

(c)           Employee Information. To the extent permitted by applicable Law, the Company has provided a list to the Parent that is true and complete in all material respects as of January 25, 2023 with respect to all individuals who serve as employees of the Company or any Subsidiary of the Company setting forth each such employee’s (i) title and position, (ii) primary work location, (iii) salaried or hourly status, (iv) annual base salary or wage rate, (v) individual target bonus or commission opportunity, (vi) date of hire or years of service, and (vii) employer.

3.22         Compliance with Laws.

(a)           The Company and each of its Subsidiaries is, and at all times since January 1, 2020 has been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations, or the properties or assets, of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2020 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

(c)           Since January 1, 2020, none of the Company or its Subsidiaries or their respective directors, officers or employees when acting in their capacity as such or, to the Knowledge of the Company, any third party acting on its or their behalf, has (i) made, offered, authorized or agreed to make, offer or authorize any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to the Company’s or any of its Subsidiaries’ business; (ii) made, offered, authorized or agreed to make, offer or authorize any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official, employee, or representative of any state-owned enterprise; (iii) violated in any material respect any Anti-Corruption Laws; or (iv) made, offered, authorized or agreed to make, offer or authorize any bribe, payoff, influence payment, kickback or other similar unlawful payment. The Company and its Subsidiaries have each implemented policies and procedures reasonably designed to prevent, detect, and deter violations of Anti-Corruption Laws in all material respects.

(d)           The Company and its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance in all material respects with all applicable International Trade Laws.

(e)           None of the Company or its Subsidiaries or their respective directors, officers, or employees in their capacity as such or, to the Knowledge of the Company, any third party acting on its or their behalf is or has, since January 1, 2020, been the subject of any investigation (whether internal or external), regulatory action, litigation, request of information, threat or complaint or other proceeding anywhere in the world relating to Anti-Corruption Laws, International Trade Laws, or Antitrust Law and, to the Knowledge of the Company, no such action has been threatened in writing, nor any allegation made in writing against any such parties relating to Anti-Corruption Laws or International Trade Laws.

(f)           None of the Company or its Subsidiaries or their respective directors, officers, or, to the Knowledge of the Company, employees is or has, in the last five years before the signing of this Agreement, been, involved in any agreement or concerted practice which contravenes any Antitrust Law anywhere in the world.

3.23         Legal Proceedings; Orders.

(a)           No Legal Proceedings. Since January 1, 2020 and through the date of this Agreement (and for the avoidance of doubt, other than any Transaction Litigation brought after the date of this Agreement), except as has not had, and would not reasonably be expect to have, individually or in the aggregate, a Company Material Adverse Effect, there have not been and there are not currently any Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any present or former director or officer of the Company or any of its Subsidiaries in such individual’s capacity as such.

(b)           No Orders. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any order, judgment, injunction, rule, decree or award of any kind or nature that would prevent or delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

(c)           No Pending Proceedings. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is, or since January 1, 2020, has been, the subject of any pending or threatened Legal Proceeding by or before any Governmental Authority, nor has the Company or any of its Subsidiaries initiated any Legal Proceeding against an Person before any Governmental Authority.

3.24         Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Section 3.24 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all such insurance policies, as well as any historic incurrence-based policies still in force. All such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.25         Related Person Transactions. Except for compensation (including incentive equity arrangements) or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, or Bain (excluding any portfolio companies (as such term is commonly understood in the private equity industry) of any investment funds or investment vehicles affiliated with or under common management with Bain), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual general meeting of shareholders and that have not been so disclosed in the Company SEC Reports.

3.26         Contract Manufacturers and Suppliers. Section 3.26 of the Company Disclosure Letter sets forth a true, correct and complete list of (a) the top 20 suppliers (the “Top Suppliers”) and (b) the top 10 contract manufacturers (the “Top Contract Manufacturers”), in each case, based on the aggregate amounts paid by the Company and its Subsidiaries during the 12 months ended December 31, 2022. Since December 31, 2022, (a) except for completions or expirations of Contracts in accordance with their terms, there has been no termination of, or any material, adverse change to, the business relationship of the Company or its Subsidiaries with any Top Supplier or Top Contract Manufacturer and (b) no Top Supplier or Top Contract Manufacturer has notified the Company or any of its Subsidiaries in writing that it intends to terminate or change the pricing or other terms of its business in any material respect adverse to the Company or its Subsidiaries.

3.27         Customers. Section 3.27 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 20 customers of the Company, as measured for the 12 month period ended December 31, 2022 (the “Top Customers”). Since December 31, 2022, except for completions or expirations of Contracts in accordance with their terms, no Top Customer has cancelled or otherwise terminated or, to the Knowledge of the Company, threatened in writing to cancel, terminate or otherwise materially and adversely alter the terms of its business with the Company.

3.28         Inventory. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all inventory of the Company and its Subsidiaries was acquired and has been maintained in all aspects in accordance with the regular business practices of the Company and its Subsidiaries, consists of new and unused items of a quality and quantity substantially all of which is usable or saleable in the ordinary course of business, and is valued in accordance with GAAP, (b) such inventory has not been consigned to, or held on consignment from, any third Person and (c) the inventory of the Company and its Subsidiaries (including items of inventory acquired or manufactured subsequent to the date of the Audited Company Balance Sheet) consists, and will as of the Closing Date consist of products of quality and quantity commercially usable and salable at not substantially less than cost in the ordinary course of business, except for any items of obsolete material or material below standard quality, substantially all of which have been written down to realizable market value, or for which adequate reserves have been provided, and, except as described in Section 3.28 of the Company Disclosure Letter, the present quantities of all inventory are reasonable in the present circumstances of the Company and its Subsidiaries and consistent with the average level of inventory in the past 24 months.

3.29         Product Liability. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there have been no (a) product recalls relating to the Company or any of its Subsidiaries, (b) product liability or other claims or proceedings relating to Company or any of its Subsidiaries, (c) claims or proceedings based on breach of warranty, breach of contract or negligence in respect of any defect in any products or services provided by the Company or any of its Subsidiaries, and there are not any such recalls or claims or proceedings pending or, to the Knowledge of the Company, threatened and, to the Knowledge of the Company, there are no facts in existence which would reasonably be expected to give rise to any such recalls or claims or proceedings, or (d) any customer complaints, incident reports, or other reports claiming any products of the Company or any of its Subsidiaries pose a product hazard.

3.30         Government Contracts.

(a)           Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each and every Government Contract to which the Company or any of its Subsidiaries is or has been within the last three (3) years a party: (a) the Company or its Subsidiaries, as applicable, have complied with all material terms and conditions of such Government Contract; (b) the Company or its Subsidiaries, as applicable, have complied with all requirements of applicable Law pertaining to such Government Contract; (c) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were current, accurate and complete in all material respects as of their effective date, and the Company or its Subsidiaries, as applicable, have complied in all material respects with all such representations and certifications; (d) no termination for default, cure notice or show cause notice has been issued against the Company or its Subsidiaries, as applicable, by any Governmental Authority or prime contractor or subcontractor to a Governmental Authority. To the Knowledge of the Company, no reasonable basis exists that would reasonably be expected to give rise to a material claim by a Governmental Authority for fraud (as such concept is defined under the state or federal laws of the United States) or false statements or false claims in connection with any Government Contract and no facts exist that are believed reasonably likely to lead to the institution of an investigation or audit of the Company by a Governmental Authority related to performance of any Government Contract. None of the Company or its Subsidiaries, as applicable, or any of their respective directors, managers or officers have been suspended or debarred, or proposed for suspension or debarment, by a Governmental Authority. Neither the Company nor any of its Subsidiaries holds a facility security clearance or is subject to the requirements of the National Industrial Security Program.

(b)           Since January 1, 2020, neither the Company nor any of its Subsidiaries has assigned or otherwise conveyed or transferred to any Person, (i) any Government Contract; or (ii) any account receivable relating to a Government Contract.

(c)           Since January 1, 2020, neither the Company nor any of its Subsidiaries have bid on or been awarded any Government Contract either directly or through reliance on any current System for Award Management registration representing that the Company or any Subsidiary holds a preferred socioeconomic status (such as, but not limited to, a small business, a small disadvantaged business, a woman-owned business, a veteran-owned business, a service disabled veteran-owned business, a HUBzone business, and/or a minority-owned business).

3.31          Exclusivity of Representations or Warranties.

(a)           No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement:

(i)            neither Parent nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent, its Subsidiaries and Affiliates or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)           no Person has been authorized by Parent, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to Parent, its Subsidiaries or Affiliates or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)          the representations and warranties made by Parent and Merger Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and Parent and Merger Sub hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)           No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on and has not relied on:

(i)            any representation or warranty, express or implied;

(ii)           any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives in connection with the Merger, in connection with presentations by Parent’s management or in any other forum or setting; or

(iii)           the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1           Organization; Good Standing.

(a)           Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except in the case of clause (ii) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Merger Sub. Merger Sub (i) is an exempted company duly incorporated, in good standing and validly existing under the Laws of the Cayman Islands; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except in the case of clause (ii) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)           Organizational Documents. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2           Power; Enforceability. Each of Parent and Merger Sub has the requisite company, partnership or similar power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity.

4.3           Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4           Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent or Merger Sub (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws and Foreign Investment Laws; and (iv) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5           Legal Proceedings; Orders.

(a)           No Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that have had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           No Orders. Neither Parent nor Merger Sub is subject to any order, judgment, injunction, rule, decree or award of any kind or nature that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6           Ownership of Company Shares. None of Parent, Merger Sub or any Guarantor owns any Company Shares.

4.7           Brokers. There is no financial advisor, investment banker, broker, finder, agent or other similar Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement for which the Company or any of its Subsidiaries would be liable.

4.8           Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Commitment Letters, the Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding share capital, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9           Guarantee. Concurrently with the execution and delivery of this Agreement, the Guarantors have delivered to the Company a true, complete and correct copy of the duly executed Guarantee. The Guarantee is in full force and effect, has not been amended or modified, and constitutes a legal, valid and binding obligation of each Guarantor, enforceable by the Company against such Guarantor in accordance with its terms. Neither Guarantor is in default or breach under the terms and conditions of the Guarantee and no event has occurred that, with or without notice, lapse of time or both, would, or would reasonably be expected to, constitute a default, breach or a failure to satisfy a condition on the part of such Guarantor under the terms and conditions of the Guarantee. The Guarantors collectively have, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.

4.10         Financing.

(a)           Parent has delivered to the Company true, complete and correct copies of (i) the Equity Commitment Letter (the financing contemplated thereby, the “Equity Financing”), (ii) an executed debt commitment letter from the agents, arrangers, lenders and other entities acting in similar roles identified therein (together with any Persons that become a party thereto after the date hereof in accordance with the terms thereof or which become party to any definitive documentation relating to the Debt Financing, the “Debt Financing Sources”), dated as of the date hereof, addressed to Olympus Water US Holding Corp., a direct wholly-owned subsidiary of Parent (the “Borrower”) (as may be amended, restated, supplemented, modified, replaced or substituted not in violation of this Agreement and all exhibits or schedules thereto, “Debt Commitment Letter” and the financing contemplated thereby (including any debt securities contemplated to be issued in lieu of any bridge commitments thereunder), the “Debt Financing”, and the Debt Financing, together with the Equity Financing, the “Financing”), pursuant to which the Debt Financing Sources have committed, on the terms and subject to the conditions set forth therein, to lend the Borrower the amounts set forth therein for, among other things, the purpose of funding the transactions contemplated by this Agreement and (iii) the related fee letter(s) referred to in the Debt Commitment Letter (the “Fee Letter” and together with the Debt Commitment Letter, with economic terms, “flex” terms, and securities demand provisions, in each case that are customarily redacted and do not in any event affect the conditionality, enforceability, availability, termination or aggregate amount of the Debt Financing, redacted, the “Debt Commitment Letters” and together with the Equity Commitment Letter, the “Commitment Letters”). The Financing, when funded in accordance with the Commitment Letters and after giving effect to any “flex” provision in or related to the Debt Commitment Letters (including with respect to fees and original issue discount) shall provide Parent with cash proceeds on the Closing Date sufficient to pay all amounts required to be paid on the Closing Date by Parent under the Transaction Documents, including any repayment or refinancing of any Company Payoff Indebtedness, and all related fees and expenses in connection with the transactions contemplated hereunder or thereunder (the “Required Amount”). As of the date hereof, the Equity Commitment Letter and the Debt Commitment Letters are in full force and effect and have not been withdrawn, terminated, rescinded or otherwise amended or modified in any respect and the commitments contained therein have not been withdrawn, terminated, rescinded, amended, reduced or modified in any respect (and, to the Knowledge of Parent, no such withdrawal, termination, rescission, amendment, reduction or modification is contemplated as of the date hereof, except with respect to any “flex” terms contained in the Fee Letter as of the date hereof and potential amendments solely to add Debt Financing Sources to the Debt Commitment Letters and to amend titles, allocations and fee sharing arrangements in connection therewith) and will not be amended, modified or altered at any time through the Closing except in a manner not in violation of Section 6.5(c). Each of the Debt Commitment Letter and the Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of the Borrower and Parent, respectively, and, to the Knowledge of Parent, the other parties thereto, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity. There are no contracts, side letters, agreements or other arrangements of any kind relating to the Debt Financing that would reasonably be expected to adversely affect (x) the conditions to the Debt Financing or the Equity Financing or (y) the availability, enforceability or amount of the Debt Financing or the Equity Financing. No event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of, with respect to the Debt Commitment Letter, the Borrower, and with respect to the Equity Commitment Letter, Parent, or, to the Knowledge of Parent, on the part of the other parties thereto, under any term or condition of the Debt Commitment Letter or the Equity Commitment Letter. There are no conditions precedent related to the funding of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letters and Equity Commitment Letter, or any contingencies that would permit the Debt Financing Sources or the parties to the Equity Commitment Letter to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. Parent has fully paid, or has caused to be fully paid, any and all commitment fees or other fees required by the Debt Commitment Letters and the Equity Commitment Letter to be paid by it or the Borrower on or prior to the date of this Agreement. As of the date hereof, Parent and the Borrower have no reason to believe that any of the conditions to funding contained in the Debt Commitment Letter and Equity Commitment Letter would not be expected to be satisfied in full as required therein or that the full amount of the Debt Financing would not be expected to be available to Parent at Closing. The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, the Equity Commitment Letter in accordance with the terms thereof.

(b)           Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent’s or the Borrower’s consummation of any financing arrangements, Parent or the Borrower obtaining of any financing, or the availability, grant, provision or extension of any financing to Parent or the Borrower.

(c)           As of the date hereof, none of Parent, Merger Sub or any of their respective Affiliates has entered into any contracts, side letters, agreements or other arrangements prohibiting or seeking to prohibit any bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

4.11         Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith) and other transactions contemplated by this Agreement (including any financing in connection herewith), assuming (x) the representations and warranties of the Company set forth in Article III are true and correct in all material respects and (y) the satisfaction of the conditions set forth in Section 7.2: (a) the amount of the “fair saleable value” of the assets of Parent and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of Parent and such Subsidiaries (on a consolidated basis), whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed; and (ii) the amount that will be required to pay the probable liabilities of Parent and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) Parent and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) Parent and its Subsidiaries (on a consolidated basis) will be able to pay its liabilities, including contingent and other liabilities, as they mature. No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or any of its Affiliates.

4.12         No Parent Vote or Approval Required. No vote or consent of the holders of any share capital of, or other equity or voting interest in, Parent is necessary to approve or authorize this Agreement, the Plan of Merger or the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub, is the only vote or consent of the share capital of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to approve or authorize this Agreement, the Plan of Merger and the Merger.

4.13           Exclusivity of Representations and Warranties.

(a)           No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement:

(i)            neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or its Affiliates or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)           no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries, its Affiliates or any of their businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives (or any other Person); and

(iii)           the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)           No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on and has not relied on:

(i)            any representation or warranty, express or implied;

(ii)           any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)           the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1           Affirmative Obligations. Except (a) as expressly contemplated by this Agreement and the consummation of the Merger and the transactions contemplated hereby; (b) as set forth in Section 5.1 of the Company Disclosure Letter; (c) as required by applicable Law or any COVID-19 Measures; or (d) as approved in writing (e-mail correspondence being sufficient) in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business consistent with past practice (taking into account any COVID-19 Measures), and (ii) preserve intact, in all material respects, its business organization and existing relationships with customers, suppliers, licensors, licensees, employees, Governmental Authorities and other Persons with which the Company has material business relations. Notwithstanding anything to the contrary in this Section 5.1 or Section 5.2, no action by, or failure to act of, the Company or any of its Subsidiaries in order to comply with the express requirements of any subsection of Section 5.2 shall be deemed a breach of this Section 5.1 or any other subsection of Section 5.2.

5.2           Forbearance Covenants. Except (w) as expressly contemplated by this Agreement and the consummation of the Merger and the transactions contemplated hereby; (x) as set forth in Section 5.2 of the Company Disclosure Letter; (y) as required by applicable Law or any COVID-19 Measures; or (z) as approved in writing in advance (e-mail correspondence being sufficient) by Parent (which approval will not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries as applicable not to:

(a)           amend any Organizational Documents of the Company or its Subsidiaries (other than immaterial amendments to the Organizational Documents of any Subsidiary of the Company that would not and would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated hereunder);

(b)           except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or securities or other equity interests of any of the Company’s Subsidiaries, except (i) in connection with agreements in effect on the date of this Agreement and set forth on Section 5.2(b) of the Company Disclosure Letter or (ii) issuances of Company Shares or other equity interests of the Company’s Subsidiaries upon exercise or settlement of Company Equity Awards outstanding as of the date of this Agreement or issued in compliance with this Section 5.2;

(c)           directly or indirectly acquire, repurchase or redeem any Company Securities, except for (i) repurchases of Company Securities pursuant to the terms and conditions of Company Equity Awards outstanding as of the date of this Agreement or issued in compliance with this Section 5.2, or (ii) transactions between the Company and any of its direct or indirect Subsidiaries;

(d)           except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, (i) adjust, split, combine or reclassify any share capital, or issue or authorize or propose the issuance of any other Company Securities or any securities or equity interests of the Company’s Subsidiaries in respect of, in lieu of or in substitution for, share capital or other equity or voting interest; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the share capital or other equity or voting interest, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries; or (iii) pledge or encumber any share capital or other equity or voting interest;

(e)           (i) incur, assume or suffer any Indebtedness (other than accrued and unpaid interest or related expenses) or issue any debt securities, except (a) for trade payables incurred in the ordinary course of business; (b) for loans or advances to Subsidiaries of the Company; (c) pursuant to the Credit Agreement in an amount not to exceed $150,000,000.00 in the aggregate incurred since December 31, 2022; (d) pursuant to the PNC RPA as it exists as of the date hereof (for the avoidance of doubt, any amendments to increase the size of the borrowing capacity under the PNC RPA shall require Parent’s prior written consent pursuant to this Section 5.2) and (e) up to $10,000,000 of additional Indebtedness in the aggregate incurred since December 31, 2022; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (a) extensions of credit to customers or (b) advances to directors, officers and other employees, in each case, in the ordinary course of business consistent with past practice; (iv) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens); or (v) cancel any material Indebtedness owed to the Company or any of its Subsidiaries;

(f)           propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(g)           (i) enter into, adopt, materially amend or materially modify any Employee Plan (excluding, for the avoidance of doubt, (A) any amendments in the ordinary course of business consistent with past practice that are in connection with a customary annual renewal or enrollment process of an Employee Plan that is a group health or welfare plan or (B) such actions permitted by subsection (ii) or (iii) below), or accelerate the compensation or benefits provided under any Employee Plan; (ii) increase the compensation of any director, officer, employee or other individual service provider of the Company or any of its Subsidiaries, or pay any special bonus or other special remuneration to any director, officer, employee or other individual service provider of the Company or any of its Subsidiaries, except for increases in compensation and/or benefits for employees made in the ordinary course of business and consistent with past practice; provided that increases in compensation, in the aggregate, do not exceed an amount equal to the aggregate cash compensation increases set forth in Appendix 3.13(1) to this Agreement, provided, further, that any incremental compensation increases will be managed within the Company’s 2023 annual operating plan; (iii) enter into any employment, termination, severance or retention agreement (excluding, in each case, arrangements that provide for no severance or change in control benefits) with any directors, officers, employees or other individual service providers of the Company or any of its Subsidiaries whose annual base compensation is $200,000 (or, for purposes of Section 3.13(ii) only, $400,000) or more, other than the entry into employment agreements in the ordinary course of business consistent with past practice with new employees permitted to be hired under this Agreement, provided that each such employment agreement is in all material respects consistent with the standard practice for the relevant country in cases where the severance period or required notice of termination provided is not in excess of ninety (90) days or such longer period as is required under local Law; (iv) (A) terminate (other than for cause), hire or engage the services of any individual with a title of Vice President or above or whose annual base compensation is $200,000 (or, for purposes of Section 3.13(ii) only, any individual whose annual base compensation is $400,000) or more, provided that the Company shall not, and shall cause each of its Subsidiaries (as applicable) not to, hire the services of any individual to fill a role that is vacant as of the date of this Agreement, unless the costs associated with hiring such individual are not in excess of the headcount costs in the Company’s 2023 annual operating plan or (B) hire or engage the services of any individual to fill the roles set forth in Section 5.2(g) of the Company Disclosure Letter; (v) grant any equity or equity-based awards, except in accordance with Section 5.2(g) of the Company Disclosure Letter; (vi) other than in connection with the entry into employment agreements as permitted under clause (iii) of this paragraph, grant any rights to severance or termination pay or other similar termination benefit; or (vii) enter into any change-in-control, transaction bonus, Tax gross-up or retention agreements with any directors, officers, employees or other individual service providers, in each case, except as required by applicable Law or as required by the terms of any Employee Plan in effect as of the date of this Agreement;

(h)           recognize or certify any Labor Organization as the bargaining representative for any employees of the Company or any of its Subsidiaries or enter into (or commit to enter into) any Collective Bargaining Agreement, in each case, except as required by applicable Law;

(i)            settle any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding that is (i) reflected or reserved against in the Audited Company Balance Sheet for solely monetary payments up to the amounts reserved against, (ii) for solely monetary payments of no more than $1,000,000 individually and $5,000,000 in the aggregate, in each case, in addition to any applicable amount set forth in clause (i) if applicable, or (iii) that is settled in compliance with Section 6.14;

(j)           except as required by applicable Law or GAAP, make any material change in any of its accounting principles or practices;

(k)           (i) make, rescind or change any material Tax election; (ii) settle or compromise any material Tax Action; (iii) consent to any extension or waiver of any limitation period with respect to any material Tax Action; (iv) adopt or change any material Tax accounting policies; (v) enter into any material closing, voluntary disclosure or similar agreement with a Taxing Authority with respect to a material Tax Action; (vi) fail to pay a material amount of Taxes when due; or (vii) file any material Tax Return inconsistent with past practice or amend any material Tax Return;

(l)           (i) amend in any material respect or terminate any, (a)  Contract that if so failed to be amended or terminated would have a Company Material Adverse Effect; or (b) Material Contract or (ii) enter into any Contract that, if entered into prior to the date hereof, would constitute a Material Contract;

(m)           enter into any non-compete, exclusivity or similar arrangement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(n)           other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(o)           effectuate a “plant closing” or “mass layoff” (as defined in WARN or within the meaning of any similar Law) or publicly announce, implement or effect any material reduction in labor force, lay-off, retrenchment, or other employment termination program that would trigger notice requirements under WARN or any similar Law;

(p)           make any acquisition or disposition of, or lease, license, grant rights in, waive, abandon, permit to lapse, pledge or transfer, an asset or business (including by merger, consolidation or acquisition of stock or assets), except for (i) any acquisition or disposition for consideration that is individually not in excess of $1,000,000 and in the aggregate not in excess of $5,000,000, (ii) any disposition of obsolete or worn out equipment that is not material to the business of the Company and its Subsidiaries, (iii) the expiration of Company Intellectual Property at the end of its statutory term, or (iv) any non-exclusive license to Company Intellectual Property granted in the ordinary course of business consistent with past practice;

(q)            incur or commit to incur any capital expenditure or authorization or commitment that is individually in excess of $1,000,000 and in the aggregate in excess of $5,000,000, with respect thereto not provided for in the capital expenditure budget previously provided to Parent;

(r)             enter into any new line of business outside of the Company’s and its Subsidiaries’ existing businesses or exit or wind down any existing line of business on the date of this Agreement;

(s)            incur or pay any costs, expenses or fees in excess of the amount set forth on Section 5.2(s) of the Company Disclosure Letter (taken together with such costs, expenses and fees incurred and unpaid as of the date hereof) to all financial advisors, investment bankers, brokers, finders, agents, counsel, advisors or other similar Persons that have been retained by or are authorized to act on behalf of (or whose costs, expenses or fees will otherwise be borne by) the Company or any of its Subsidiaries in connection with the Merger or the other transactions contemplated by this Agreement;

(t)             amend or terminate, or waive any provision of, or make any payments under the TRA or TRA Termination Agreement; or

(u)            enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3           No Solicitation; Adverse Recommendation Change.

(a)            No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective directors and officers not to, and will instruct its and its Subsidiaries’ respective other Representatives to, (x) cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that would be prohibited by this Section 5.3(a), (y) promptly following the execution of this Agreement deliver written notice to each such Person with whom such discussions or negotiations are ongoing that the Company is ending all such discussions or negotiations with such Person pursuant to this Agreement, which written notice shall also request that such Person promptly return or destroy all confidential information concerning the Company and its Subsidiaries and (z) terminate any electronic data room access (or other diligence access) of any such Person. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will cause its Subsidiaries and its and their respective officers and directors not to, and will not instruct, authorize or knowingly permit any of its and its Subsidiaries’ respective other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any Inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or Inquiries, communications, proposals, offers or any other effort or attempt that would reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the provisions contained in this Section 5.3; (iv) approve, endorse, recommend or knowingly take any action to make the provision of any “control share acquisition”, “business combination” or other similar anti-takeover Law inapplicable to an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Company Board (or any committee thereof) in compliance with this Section 5.3 and (II) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b)            Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.3, from the date of this Agreement until the date that is thirty (30) Business Days following the date of this Agreement (the “Fiduciary Out Period”), the Company and the Company Board or the Special Committee may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company an unsolicited, written bona fide Acquisition Proposal during the Fiduciary Out Period, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that was not the result of a material breach of Section 5.3(a) and that the Company Board or the Special Committee has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions would be reasonably likely to be inconsistent with the Company Board’s or the Special Committee’s, as applicable, fiduciary duties under applicable Law; provided, that subject to applicable Law, the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently to the time it is provided to such Person.

(c)           No Adverse Recommendation Change or Alternative Acquisition Agreement. Except as permitted by Section 5.3(d), neither the Company Board nor any committee thereof shall:

(i)           (A) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the Company Board Recommendation or the Special Committee Recommendation; (B) fail to include the Company Board Recommendation or the Special Committee Recommendation in the Proxy Statement; (C) fail to publicly reaffirm the Company Board Recommendation or the Special Committee Recommendation within ten (10) Business Days following the written request of Parent (provided, however, that Parent may make such request no more than twice plus one time more each time an Acquisition Proposal or Inquiry or material modification thereto shall have become publicly known); (D) publicly adopt, endorse, approve or recommend (or publicly propose to adopt, endorse, approve or recommend) an Acquisition Proposal; or (E) make any recommendation in support of, or, within ten (10) Business Days following its commencement, fail to recommend against, a tender or exchange offer that constitutes an Acquisition Proposal (any action described in clauses (A), (B), (C), (D) or (E), an “Adverse Recommendation Change”); provided, however, that none of (1)  a “stop, look and listen” communication by the Company Board or the Special Committee to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), (2) the determination by the Company Board or the Special Committee that an Acquisition Proposal constitutes a Superior Proposal or the taking of any other action contemplated by Section 5.3(b) as and to the extent permitted by Section 5.3(d)(ii); or (3) the delivery by the Company of any notice contemplated by Section 5.3(d) or any negotiations during the Notice Period in respect thereto in compliance with this Agreement will constitute an Adverse Recommendation Change or a violation of this Section 5.3; or

(ii)           cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)          Adverse Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval:

(i)          the Company Board or the Special Committee, as applicable, may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board or the Special Committee, as applicable, determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board or the Special Committee shall not effect such an Adverse Recommendation Change unless:

(1)            the Company has provided prior written notice to Parent at least five (5) Business Days in advance to the effect that the Company Board or the Special Committee intends to effect an Adverse Recommendation Change, which notice shall specify the basis for such Adverse Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event;

(2)           prior to effecting such Adverse Recommendation Change, during such five (5) Business Day period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent requested to do so) to allow Parent to offer such adjustments to the terms and conditions of this Agreement and the Commitment Letters in such a manner that would obviate the need to effect an Adverse Recommendation Change in response to such Intervening Event; and

(3)            following such five (5) Business Day period, the Company Board or the Special Committee, as applicable (after consultation with its financial advisors and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Commitment Letters and any other information provided by Parent) shall have determined that the failure of the Company Board or the Special Committee, as applicable, to make such an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided, that each time material modifications to the Intervening Event occur, the Company shall notify Parent of such modification and the time period set forth in the preceding clause (2) and in this clause (3) shall recommence provided that such time period shall instead be three (3) Business Days from the day of such notification; or

(ii)         if the Company has received an unsolicited written bona fide Acquisition Proposal that the Company Board or the Special Committee, as applicable, has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board or the Special Committee, as applicable, may (A) effect an Adverse Recommendation Change with respect to such Superior Proposal; and/or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h); and/or (C) cause the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board or the Special Committee, as applicable, shall only be permitted to take the actions described in the foregoing clauses (B) and (C) during the Fiduciary Out Period and shall not take any action described in the foregoing clauses (A), (B) or (C) unless:

(1)           the Company Board or the Special Committee, as applicable, determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law;

(2)            the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Superior Proposal; and

(3)            the Company has provided prior written notice to Parent five (5) Business Days in advance (the “Notice Period”) to the effect that the Company Board or the Special Committee, as applicable (A) has received an Acquisition Proposal that has not been withdrawn; (B) has concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) has resolved to effect an Adverse Recommendation Change and to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will identify the Person or “group” of Persons making such Superior Proposal and include the material terms thereof and copies of all relevant agreements relating to such Superior Proposal; and during the Notice Period, the Company has negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to do so) to allow Parent to offer such adjustments to the terms and conditions of this Agreement and the Commitment Letters in such a manner that would obviate the need to effect an Adverse Recommendation Change; and

(4)            following such Notice Period, the Company Board or the Special Committee, as applicable (after consultation with its financial advisors and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and the Commitment Letters and any other information provided by Parent) shall have determined that the failure of the Company Board or the Special Committee, as applicable, to make such an Adverse Recommendation Change or to terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law; provided, that each time material modifications to the terms of an Acquisition Proposal determined to be a Superior Proposal are made (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company shall notify Parent of such modification and the time period set forth in the preceding clause (3) shall recommence provided that such time period shall instead be three (3) Business Days from the day of such notification.

(e)            Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will as promptly as reasonably practicable (and, in any event, within 24 hours) notify Parent if any Inquiries, offers or proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or “group” of Persons making such Inquiries, offers or proposals; (ii) a summary of the material terms and conditions of such Inquiries, offers or proposals; and (iii) copies of any written materials relating thereto provided to the Company or its Representatives. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such Inquiries, offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f)           Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board or the Special Committee, as applicable, from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board or the Special Committee, as applicable, to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; (iv) complying with the Company’s disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; or (v) making any disclosure to the Company Shareholders unrelated to an Acquisition Proposal (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board or the Special Committee, as applicable, has determined to make in good faith, it being understood that any such statement or disclosure made by the Company Board or the Special Committee, as applicable, must be subject to the terms and conditions of this Agreement. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board or the Special Committee, as applicable, to the extent required by applicable Law that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and/or the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board or the Special Committee, as applicable, to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) an Adverse Recommendation Change.

5.4          No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

5.5          Tax Matters.

(a)            Notwithstanding anything to the contrary herein, during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, (i) the Company promptly shall notify Parent of any Material Tax Actions (as defined below) that are commenced or are otherwise pending or in progress during such period, (ii) Parent shall have the right to participate (at its sole cost and expense) in any Tax Action for Dutch corporate income taxes for any taxable period (or portion thereof) ending on or before the Closing Date and in any other Material Tax Action for any taxable period (or portion thereof) ending on or before the Closing Date, including, without limitation, by having a Parent representative present at meetings with Taxing Authorities with respect to such Tax Action, (iii) the Company shall keep Parent reasonably informed of the progress of each Material Tax Action, (iv) the Company and its Subsidiaries shall provide Parent with a reasonable opportunity to comment on any written communications prepared or furnished in connection with each Material Tax Action prior to their submission and shall consider in good faith and shall incorporate timely and reasonable comments made by Parent with respect thereto, and (v) the Company and its Subsidiaries shall not resolve, settle, compromise, or abandon any such Material Tax Action (or any material issue or claim in connection with any Tax Action for Dutch corporate income taxes for any taxable period (or portion thereof) ending on or before the Closing Date) without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed. For purposes of this Agreement, a “Material Tax Action” shall be any audits or other investigations, proceedings, claims, demands, actions, suits, inquiries, assessments or examinations by a Taxing authority for Taxes of the Company and its Subsidiaries that (i) could reasonably be expected to exceed $1,000,000 if resolved adversely to the Company and/or (ii) are for Dutch corporate income Taxes for any taxable period (or portion thereof) ending on or before the Closing Date. Notwithstanding the foregoing,  (x) nothing in this Section 5.5 shall be construed to give Parent any right, before the Effective Time, to modify, change, or revoke any tax election made by any of the Company and its Subsidiaries prior to the execution and delivery of this Agreement, and (y) this Section 5.5 shall not be construed as limiting Parent’s rights under Section 5.2(k). In the event this Agreement is terminated pursuant to, and in accordance with, Article VIII hereof, Parent shall promptly return to the Company all documentation received or created pursuant to this Section 5.5 and otherwise keep any information contained in such documentation confidential in accordance with the terms of the Confidentiality Agreement.

(b)         Each Party to this Agreement shall cooperate in the filing and join, if required by applicable Law, in the execution of any Tax Returns and other required documentation relating to transfer, stamp, documentary, sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger.

Article VI
ADDITIONAL COVENANTS

6.1           Required Action and Forbearance; Efforts.

(a)         Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated hereby, including by:

(i)            causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii)           (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities, and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(iii)          obtaining, in consultation with Parent, all consents, waivers and approvals and delivering all notifications pursuant to any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement, the consummation of the Merger or the other transactions contemplated hereby; and

(iv)         executing and delivering any Contracts and other instruments that are in each case reasonably necessary to consummate the Merger.

(b)         Notice of Certain Matters. The Company will give prompt notice to Parent (and will subsequently keep Parent informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, change, event, development or circumstance that (x) would constitute a Company Material Adverse Effect or (y) is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied by the Termination Date or, to the Knowledge of the Company, the receipt of any notice or other communication from any Person (other than any Governmental Authority, which shall be governed by Section 6.2) alleging that the consent, waiver or approval of such Person is or may reasonably be required in connection with the Merger or the other transactions contemplated by this Agreement.

(c)         No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, none of Parent, Merger Sub, the Company or any of their respective Affiliates will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(d)          Antitrust and Foreign Investment Approvals. This Section 6.1 shall not apply to filings under Antitrust Laws and Foreign Investment Laws, which shall be governed by the obligations set forth in Section 6.2.

6.2          Antitrust and Foreign Investment Filings.

(a)          Filing Under the HSR Act and Other Laws. (i) Each of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, shall, within ten (10) Business Days following the date of this Agreement file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act, which shall request early termination of the HSR Act waiting period (if available) and (ii) Parent shall, as soon as reasonably practicable, which shall be no more than twenty (20) Business Days if Parent receives all the information reasonably required to make such filings from the other Parties in a timely fashion, file, or where required under the applicable Law, procure that the relevant Affiliate of Parent files, pre-merger notification filings, forms and submissions with any Governmental Authority as set forth on Section 7.1(b) of the Company Disclosure Letter. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective controlled Affiliates and Subsidiaries, respectively, to cooperate and coordinate) with the other in determining whether any such filings are required and the making of such filings; (B) supply the other (or cause to be supplied) with any information that may be reasonably required in order to determine whether any such filings are required and make such filings; (C) as promptly as reasonably practicable supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take (and cause its respective controlled Affiliates or Subsidiaries, respectively, to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger as set forth on Section 7.1(b) of the Company Disclosure Letter; and (2) obtain any required approvals or consents of each Governmental Authority as set forth on Section 7.1(b) of the Company Disclosure Letter, in each case as promptly as practicable and in any event prior to the Termination Date. Notwithstanding anything to the contrary herein, Parent shall cause its Affiliates to (and such Affiliates shall), as promptly as reasonably practicable, supply to Parent and the Company any information that may be reasonably required (x) to prepare such filings required by the HSR Act and such filings, forms and submissions with any Governmental Authority as set forth on Section 7.1(b) of the Company Disclosure Letter or (y) to respond to information requests by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made. Each of Parent and Merger Sub shall (and shall cause its respective controlled Affiliates), on the one hand, and the Company shall (and shall cause its Subsidiaries), on the other hand, promptly inform the other of any material communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or any Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any similar request pursuant to any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as promptly as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)            Efforts. In furtherance and not in limitation of the foregoing, if and to the extent advisable and necessary to obtain the expiration or termination of the waiting period pursuant to the HSR Act and any approvals or consents of each Governmental Authority as set forth on Section 7.1(b) of the Company Disclosure Letter, as soon as reasonably practicable and in any event prior to the Termination Date, each of Parent and Merger Sub shall (and shall cause their respective controlled Affiliates to) (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock, share capital or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; and (B) any other restrictions on the activities of Parent and Merger Sub (and their respective controlled Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that, notwithstanding anything in the Agreement or this Section 6.2(b) to the contrary, nothing in this Agreement shall limit the obligation of Parent and Merger Sub to, and Parent and Merger Sub hereby agree that they shall, and shall cause each of their respective controlled Affiliates to, take any and all steps necessary to eliminate each and every impediment under any Antitrust Laws, Foreign Investment Laws or other Legal Restraints to consummate the Merger and the other transactions contemplated hereby prior to the Termination Date; provided however, that in no event shall Parent, Merger Sub or their respective Affiliates be required to (and the Company and its Subsidiaries and controlled Affiliates shall not, without Parent’s prior written consent) take any of the actions described in this Section 6.2(b) if they would have a material adverse impact on (x) the business or assets of Parent, Merger Sub and their respective controlled Affiliates (taken as a whole), on the one hand or (y) the business or assets of the Company and its Subsidiaries (taken as a whole), on the other hand; provided, further, that Parent and Merger Sub shall not be obligated to take or agree to take any action with respect to the Company or its Subsidiaries the effectiveness of which is not conditioned on the Closing occurring. In no event shall Parent, Merger Sub or their respective Affiliates be required to agree to obtain prior approval or other approval from a Governmental Authority, or submit a notification or otherwise notify a Governmental Authority, prior to consummating any future transaction (other than the transactions contemplated by this Agreement).

(c)            Cooperation. Subject to compliance with their obligations under this Section 6.2, Parent and Merger Sub shall, on behalf of the Parties, solely control and lead all communications and strategy relating to the Antitrust Laws and Foreign Investment Laws; provided that Parent and Merger Sub shall consult with and consider in good faith the views of the Company regarding the form and content of any such communications and strategy. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective controlled Affiliates and Subsidiaries, respectively, to), subject to any restrictions under applicable Laws, keep the other parties apprised of the content and status of any material communications with or from any Governmental Authority with respect to the Merger, including (i) promptly notify the Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other material written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent and Merger Sub will not, without the prior written consent of the Company (which consent shall have been approved by the Special Committee), extend or offer or agree to extend any waiting period under the HSR Act or any other Antitrust Laws or Foreign Investment Laws, or enter into any agreement with any Governmental Authority related to this Agreement or the transactions contemplated by this Agreement. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. However, each of the Company, Parent and Merger Sub may, as it deems advisable and necessary, reasonably designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the party providing the non-public information; provided, that each of the Company, Parent and Merger Sub may redact such information as necessary to (i) remove any valuation and related information, or (ii) address any contractual arrangements or reasonable attorney-client or other privilege or confidentiality concerns before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

(d)            Other Actions. Each of Parent and Merger Sub agrees that, between the date hereof and the Closing, it shall not, and shall not permit any of its controlled Affiliates to, enter into or consummate any Contracts or arrangements for an acquisition (by stock or share purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights of any Person if such ownership interest, assets or rights would (including the termination or expiration of the waiting period pursuant to the HSR Act or any other Antitrust Laws or Foreign Investment Laws) result in any material delay in obtaining, or to result in the failure to obtain, any regulatory approvals required in connection with the Merger, or which would otherwise prevent or delay the Merger in any material respect.

6.3           Proxy Statement, Schedule 13e-3 and Other Required SEC Filings.

(a)            Proxy Statement; Schedule 13e-3. As promptly as practical following the date of this Agreement (and, in any event within twenty-five (25) Business Days following the date of this Agreement), the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Shareholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement. The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement.

(b)            Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement and the Schedule 13e-3 with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement, the Schedule 13e-3 and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company may not file the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon and shall consider in good faith all reasonable additions, deletions or changes suggested thereto by Parent and its counsel. On the date of filing with the SEC, the date of mailing of the Proxy Statement to the Company Shareholders (if applicable) and at the time of the Company Shareholder Meeting, the Company shall ensure that the Proxy Statement, the Schedule 13e-3 and any Other Required Company Filing will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing.

(c)            Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement, the Schedule 13e-3 and any Other Required Company Filing. If at any time prior to the Company Shareholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Shareholders.

(d)            Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing, as the case may be, without providing the other Party, to the extent practicable, a reasonable opportunity to review and comment on such written communication and shall consider in good faith all reasonable additions, deletions or changes suggested thereto by the other Party and its counsel.

(e)            Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(f)           Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Shareholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

6.4         Company Shareholder Meeting.

(a)            Call of Company Shareholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the CICA, the Company’s Organizational Documents and the rules and regulations of the Nasdaq to establish a record date for, duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders (the “Company Shareholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Shareholders for the purpose of obtaining the Requisite Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Shareholder Meeting at any time prior to the 25th Business Day following the mailing of the Proxy Statement to the Company Shareholders. Subject to Section 5.3, the Company will use reasonable best efforts to solicit proxies to obtain the Requisite Shareholder Approval. In the event that the Company Board makes an Adverse Recommendation Change, the Company will nevertheless submit this Agreement to the Company Shareholders for the purpose of obtaining the Requisite Shareholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the Company Shareholder Meeting. The Company shall permit Parent and its Representatives to attend the Company Shareholder Meeting.

(b)          Adjournment of Company Shareholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Shareholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Shareholder Approval; (ii) if there are holders of an insufficient amount of Company Shares present or represented by proxy at the Company Shareholder Meeting to constitute a quorum at the Company Shareholder Meeting (it being understood that the Company may not postpone or adjourn the Company Shareholder Meeting more than two times pursuant to clause (i) or this clause (ii) without the prior written consent of Parent); (iii) if the Company is required to postpone or adjourn the Company Shareholder Meeting by applicable Law or a request from the SEC or its staff; or (iv) if the Company Board or the Special Committee has determined in good faith (after consultation with outside legal counsel) that it is reasonably likely to be required under applicable Law to postpone or adjourn the Company Shareholder Meeting in order to give the Company Shareholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Shareholders or otherwise made available to the Company Shareholders (including in connection with any Adverse Recommendation Change).

6.5          Financing.

(a)            Parent shall use its reasonable best efforts to take and shall cause its Subsidiaries and Representatives to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing, including to (i) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all terms and conditions applicable to Parent and the Borrower set forth in the Equity Commitment Letter and the Debt Commitment Letters (including definitive agreements related thereto and, to the extent required by the Debt Commitment Letter, any “flex” terms contained in the Fee Letter), respectively, that are to be satisfied by it to consummate the Financing at or prior to the Closing, including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, (ii) maintain in full force and effect the Commitment Letters, negotiate and enter into definitive agreements (the “Definitive Agreements”) (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing) with respect thereto on the terms and conditions contemplated by the Debt Commitment Letters (other than modifications to terms as are acceptable to Parent and which do not contain any Prohibited Modifications), (iii) comply with its obligations under the Commitment Letters, (iv) [reserved] and (v) consummate the Financing at or prior to the Closing; provided, however, that if funds in the amounts and on the conditions set forth in the Debt Commitment Letter, in whole or in part, become unavailable to Parent or the Borrower regardless of the reason therefor, Parent shall (A) promptly as reasonably practicable (and, in any event, within three (3) Business Days thereof) notify the Company in writing of such unavailability and the reason therefor and (B) use its reasonable best efforts, and cause each of its Subsidiaries and Representatives to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative debt financing (the “Alternative Financing”) in amounts (after taking into consideration the amount of the Financing that is available) equal to or greater than the Required Amount and which does not include any Prohibited Modifications; provided, that if Parent or any of its Subsidiaries proceeds with Alternative Financing, it shall be subject to the same obligations with respect to the Alternative Financing as set forth in this Section 6.5 with respect to the Debt Financing and all references in this Agreement to the Debt Financing (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof) shall be deemed to also refer to the Alternative Financing and provide the Company with drafts of the Definitive Agreements promptly upon such request. Upon receipt of commitments with respect to any Alternative Financing by Parent or any of its Subsidiaries, Parent shall promptly provide to the Company copies of such commitment letter and the related fee letter.

(b)            Parent shall give the Company prompt written notice (and, in any event, within three (3) Business Days) (i) of any breach or default by any party to any of the Commitment Letters or Definitive Agreements of which Parent or any of its Subsidiaries has Knowledge thereof, (ii) of the receipt by Parent or any of its Subsidiaries of (1) any written notice or (2) other written communication, in each case from any Financing Source with respect to any (A) actual or potential breach, default, cancellation, termination or repudiation (whether in whole or in part) by any Financing Source of any provision of the Commitment Letters or Definitive Agreements or (B) material dispute or disagreement between or among any parties to the Commitment Letters or Definitive Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing and (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing necessary to have funds in the Required Amount at Closing. Following the written request of the Company, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Following the written request of the Company, Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing structured as permanent financing is unavailable, regardless of the reason therefor, (2) all conditions contained in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent of its representations, warranties, covenants or agreements contained in this Agreement) and (3) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 6.5) are available on the terms and conditions described in the Debt Commitment Letter, then Parent shall cause the proceeds of such bridge financing to be used promptly in lieu of such affected portion of the permanent financing.

(c)            Parent shall not or otherwise provide consent, or permit any of its Subsidiaries, to (x) replace, amend, supplement, modify or waive any provision of the Debt Commitment Letters or any Definitive Agreements without the Company’s prior written consent (which consent shall have been approved by the Special Committee) if such replacement, supplement, modification, amendment or waiver (i) reduces the aggregate amount of the Debt Financing to an amount, when taken together with the Equity Financing, less than the Required Amount, (ii) imposes new or additional conditions, or otherwise adversely modifies or expands any of the conditions, to the receipt of Debt Financing, (iii) adversely affects the ability of Parent or any of its Subsidiaries to enforce its rights against other parties to the Debt Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (iv) effects any other amendment, modification or waiver that would reasonably be expected to delay the Closing beyond the date the Closing is required to occur under this Agreement or prevent the Closing or impede the ability of Parent to consummate the Closing (the effects described in clauses (i) through (iv), collectively, the “Prohibited Modifications”); provided, however, that for the avoidance of doubt, Parent may, without the written consent of the Company, (1) amend the Debt Commitment Letters solely to add Debt Financing Sources that have not previously executed the Debt Commitment Letters as of the date of this Agreement and to grant to such Debt Financing Sources such approval rights as are customarily granted to additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) amend the Definitive Agreements solely to give effect to any ”flex” terms contained in the Debt Commitment Letters (as in effect on the date hereof) and (3) amend the Debt Commitment Letters solely to amend titles, allocations and fee sharing arrangements with respect to existing and additional Debt Financing Sources, or (y) terminate or cause the termination of the Debt Commitment Letters or any Definitive Agreement. Any reference in this Agreement (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof) to “Debt Commitment Letter” and “Debt Financing” shall include such debt financing and letters as amended, restated, supplemented, modified, replaced or substituted in compliance with this Section 6.5 and any Alternative Financing in compliance with this Section 6.5. “Financings” (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof) shall include the financing contemplated by the Debt Financing as amended, restated, supplemented, modified, replaced or substituted in compliance with this Section 6.5 and any Alternative Financing in compliance herewith. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Debt Commitment Letters and/or Definitive Agreements prior to Closing. Parent shall not amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company (which consent shall have been approved by the Special Committee). Parent shall promptly (and, in any event, within three (3) Business Days) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, (ii) any refusal by Guarantor to provide the full financing contemplated by the Equity Commitment Letter, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Equity Commitment Letter or definitive document related to the Equity Financing or (iv) receipt of any written notice or other written communication from any person with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter or any definitive document related to the Equity Financing or (y) material dispute or disagreement between or among any parties to the Equity Commitment Letter or any definitive document related to the Equity Financing. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Equity Commitment Letter prior to Closing.

(d)          The foregoing notwithstanding, none of the arrangement, consummation or obtaining of the Financing or any alternative financing (including any Alternative Financing) by Parent is a condition to Closing, and compliance by Parent with this Section 6.5 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available.

6.6            Financing Cooperation.

(a)            From the date of this Agreement through the earlier of the Closing and the termination of this Agreement, subject to the limitations set forth in this Section 6.6, and unless otherwise agreed by Parent, the Company agrees to use reasonable best efforts to provide such assistance (and to cause its Subsidiaries and its and their respective Representatives to provide such assistance) as is customary and reasonably requested by Parent, and subject to Parent’s Reimbursement Obligations, in connection with the arrangement of any Debt Financing for purposes of consummating the Merger.

(b)            Such assistance shall include using reasonable best efforts to take the following actions:

(i)            furnishing Parent and the Debt Financing Sources as promptly as reasonably practicable (or (x) in the case of any audited financial statements furnished pursuant to clause (A) below, as promptly as reasonably practicable but in no event more than 90 days after the relevant fiscal year, and (y) in the case of any unaudited quarterly financial statements furnished pursuant to clause (A) below, as promptly as reasonably practicable but in no event more than 45 days after the relevant fiscal quarter) with (A) the Required Information, and (B) customary “flash” or “recent development” revenue information (which may be provided in a reasonable range or estimate and may be provided on a non-GAAP basis) for any fiscal quarter ending after the date hereof and prior to the Closing, and (C) to the extent in possession of the Company, such other financial and other pertinent information pertaining to the Company and its Subsidiaries (it being understood that the Company shall not be required to provide (x) any financial statements other than those required pursuant to the definition of Required Information or (y) any Excluded Information),

(ii)           solely with respect to financial information and data derived from the Company’s historical books and records and maintained in the ordinary course of business, providing Parent with information necessary for Parent to prepare the pro forma financial statements required by clause (e) of paragraph 9 of Annex V of the Debt Commitment Letter,

(iii)          preparing for and participating in (through management with appropriate seniority and expertise) a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions, sessions with rating agencies and other customary syndication activities in connection with the Debt Financing, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company in its reasonable discretion,

(iv)          causing the independent auditors of the Company to assist and cooperate with Parent in connection with the Debt Financing, including by (A) providing consent to offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, and customary comfort letters (including “negative assurance”) with respect to financial information relating to the Company and its Subsidiaries and (B) attending customary accounting due diligence sessions in connection with the Debt Financing, at reasonable times and with reasonable advance notice, and in each case which shall be virtual unless otherwise agreed to by the Company in its reasonable discretion,

(v)           assisting Parent and the Debt Financing Sources in Parent’s preparation of any customary offering documents, private placement memoranda, bank information memoranda and similar documents and any materials for rating agency presentations, including execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) and customary CFO and similar certificates and certificates with respect to certain financial information of the Company and its Subsidiaries in the offering documents not otherwise covered by “comfort” letter described above to the extent reasonably requested by the underwriters of such offering, and providing reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary,

(vi)          solely with respect to the Company and its Subsidiaries and to the extent required by the Debt Financing, facilitating the pledging of, granting a security interest in and obtaining perfection of collateral, in each case, effective no earlier than the Closing, and cooperating with a reasonable number of (not to exceed two (2)) collateral appraisals and field examinations in connection with the existing asset-based revolving credit facility of the Parent and its Subsidiaries as may be reasonably requested by Parent, which shall occur at reasonable times and with reasonable advance notice for the Company and its Subsidiaries, and provided that a representative from the Company and its Subsidiaries shall be permitted to attend all such collateral appraisals and field examinations,

(vii)         [reserved],

(viii)        providing as promptly as reasonably practicable (and in any event, no less than two (2) Business Days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, relating to the Company and its Subsidiaries, in each case as reasonably requested of the Company in writing by Parent or the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date,

(ix)           executing and delivering definitive documents and closing certificates relating to the Debt Financing as may be reasonably requested by Parent and as are customarily required to be delivered under such definitive financing documentation for financings of the type contemplated by the Debt Commitment Letter, and

(x)            taking all corporate or company action, subject to the occurrence of the Closing, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof, to be made available at the Closing Date to consummate the transactions contemplated hereunder.

(c)            Notwithstanding the foregoing, none of the Company, its Subsidiaries nor their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 6.6 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement prior to the Closing (except with respect to the provision of authorization letters and certificates to provide comfort referred to in clauses (b)(iv)(A) and (b)(v) above and except with respect to “know-your-customer” information referred to in clause (b)(viii) above), (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iii) require the Company or any of its Affiliates to pay any commitment or other similar fee prior to the Closing Date or to incur any other expense in connection with the Debt Financing, (iv) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (v) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (vi) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party, (vii) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (viii) subject to Section 6.16(a), require the delivery of any opinion of counsel, (ix) require the Company or any of its Subsidiaries to provide any such assistance that would interfere unreasonably or materially with its business operations, (x) require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing executed by the Company or (xi) require the Company to prepare or deliver any Excluded Information. Nothing in this Section 6.6 shall require the cooperation contemplated in Section 6.6(b) to the extent that it would cause or be reasonably likely to cause any condition to Closing set forth herein to fail to be satisfied or otherwise cause any breach of this Agreement. The effectiveness of any Definitive Agreements for the Debt Financing executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Merger.

(d)            The Company hereby consents to the reasonable and customary use of its logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or its or their reputation or goodwill.

(e)            On the Closing Date or following the termination of this Agreement, Parent shall promptly reimburse the Company and its Subsidiaries and their respective Representatives for all reasonable and documented out-of-pocket costs and expenses (including fees, costs and expenses of attorneys, accountants and other advisors) incurred by the Company in connection with such cooperation or assistance; provided, that Parent shall not be required to reimburse the Company for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the ordinary course of business (it being understood that this proviso shall not exclude the fees and expenses of auditors, accountants and counsel in providing the assistance of comfort required by this Section 6.6).

(f)             Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, and penalties suffered or incurred in connection with the Debt Financing or any requested assistance or activities provided in connection therewith; provided, that the foregoing shall not apply in the Company’s or its Subsidiaries or its or their respective Representatives’ willful misconduct, bad faith or gross negligence.

(g)            Neither Parent nor the Debt Financing Sources shall have the right to perform any investigative procedures that involve physical disturbance or damage to any property or other assets of the Company.

(h)            The Company shall have the right to review and comment on any marketing materials relating to the Company’s operation and performance prior to the dissemination of such materials to potential Debt Financing Sources (or filing with any governmental authority); provided, that the Company shall communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials.

(i)             The parties hereto acknowledge and agree that the provisions contained in this Section 6.6 (A) shall apply to any Alternative Financing and (B), together with the provisions contained in Section 6.16, represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.6 shall not be considered in determining the satisfaction of the condition set forth in Section 7.2(b), unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing.

6.7            Anti-Takeover Laws. The Company and the Company Board shall (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger or the Voting Agreement; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger or the Voting Agreement, take all action within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8            Access.

(a)            At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request provided in writing to the General Counsel of the Company, or another Person designated in writing by the Company, to the properties, books and records and personnel and consultants of the Company and its Subsidiaries, and, subject to Section 6.8(b), to the Computer Systems, including data and personnel, with the reasonable support and cooperation of the Company, to commence with integration planning in anticipation and furtherance of the Closing; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information solely to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) such disclosure relates to interactions with other prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby, or information relating to the analysis, valuation or consideration of the Merger or the transactions contemplated hereby; (d) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (e) access would result in the disclosure of any trade secrets of third Persons; or (f) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall use its reasonable best efforts to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of clauses (a) through (f). Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company or any of its Subsidiaries, or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company or another person designated in writing by the Company.

(b)            If Parent or any of its Representatives (“Recipient”) are given access to the Computer Systems pursuant to Section 6.8(a), such Recipient shall comply with all of the Company’s system security policies, login limitations, procedures and requirements expressly made known to Recipient and which apply to Company employees (collectively, “Security Regulations”), and shall not tamper with, compromise or circumvent any security, monitoring or audit measures employed by the Company or any of its Subsidiaries. Further, except as necessary to conduct integration planning and related activities prior to and in anticipation and furtherance of the Closing (the “Purpose”), Recipient shall not convey, copy, modify, translate, reverse engineer, decompile, disassemble, or create any derivative work of such Computer Systems. Recipient will not tamper with, license or sublicense the Computer Systems and will use reasonable best efforts to not transmit any data that contains software viruses, time bombs, worms, Trojan horses, spyware, disabling devices or any other malicious or unauthorized code to or through the Computer Systems. Recipient shall use such Computer Systems solely for the Purpose. Recipient shall ensure that only those of the Recipient’s personnel who have a need to access the Computer Systems gain such access and Recipient will use reasonable best efforts to prevent unauthorized access, use, destruction, alteration or loss of information contained therein, including notifying such personnel of the restrictions set forth in this Agreement and the Security Regulations. Upon the written request of the Company, all Recipient personnel given access to the Computer Systems shall execute a customary and reasonable confidentiality and data access agreement; provided, however, that comparable confidentiality obligations in agreements binding on Recipient’s employees and contractors shall be considered to be sufficient. The Company shall have the right to deny any personnel of Recipient access to the Computer Systems upon written notice to Recipient in the event that such personnel have violated and failed to cure such violation of their obligations hereunder. Recipient shall cooperate with the Company in investigating any alleged unauthorized access by Recipient of the Computer Systems.

6.9            Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)            Indemnified Persons. The Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, honor and fulfill the obligations of the Company and any of its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the Organizational Documents of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and its Subsidiaries, as applicable, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)            Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless, to the fullest extent permitted by applicable Law or pursuant to any indemnification agreements listed on Section 6.10(a) of the Company Disclosure Letter with the Company and any of its Subsidiaries in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, penalties, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time; and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, Parent or the Surviving Company shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding upon receipt of an undertaking from such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Company nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification is reasonably likely to be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Company (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Company.

(c)            D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance; provided, that Parent may (i) substitute therefor policies of an insurance company the terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time). In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Company will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect in lieu of maintaining the D&O Insurance.

(d)            Successors and Assigns. If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Company or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.10.

(e)            No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Company’s Organizational Documents; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f)            Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11          Employee Matters.

(a)            Employment; Benefits. During the period commencing as of the Closing Date and concluding on the earlier between one (1) year following the Effective Time and September 30, 2024, and in all events subject to applicable Law and the terms of any applicable Collective Bargaining Agreement, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause each Continuing Employee to be provided with a base salary or wages, as applicable, an annual target cash incentive opportunity and other employee benefits (excluding equity-based compensation, non-qualified deferred compensation, defined benefit pension (except as required by law), retiree medical or life benefits, retention, long-term incentive, change in control or transaction based bonus plans, arrangements or agreements) that are substantially comparable in the aggregate to the base salary or wages, as applicable, annual target cash incentive opportunity and employee benefits (excluding equity-based compensation, non-qualified deferred compensation, defined benefit pension, retiree medical or life benefits, retention, long-term incentive, change in control or transaction based bonus plans, arrangements or agreements) provided to each such Continuing Employee immediately prior to the Closing; provided, that, in all circumstances, the base salary or wages, as applicable, of each Continuing Employee shall, during the period commencing as of the Closing Date and concluding one (1) year following the Effective Time, be at least equal to such Continuing Employee’s base salary or wages, as applicable, immediately prior to the Closing.

(b)            New Plans. Following a good faith review of the Employee Plans in which Continuing Employees participate immediately before the Effective Time (“Old Plans”), Parent shall determine in its sole discretion whether to maintain any such plans following the Effective Time. In the event an Old Plan is terminated or otherwise discontinued following such determination by Parent, Continuing Employees who previously participated in such a plan shall be eligible to participate in any comparable benefit plans maintained by Parent or any of its Subsidiaries, including the Surviving Company (“New Plans”). With respect to any New Plans in which Continuing Employees are eligible to participate, but other than with respect to benefit accruals and level of benefits under any defined benefit pension plan, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its Subsidiaries as of the Effective Time, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits or in benefits that are greater than what was previously provided under a comparable Old Plan. In addition, and without limiting the generality of the foregoing, (i) for purposes of each New Plan in which a Continuing Employee is eligible to participate that provides life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Company shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the same extents such requirements were waived or satisfied under the comparable Old Plan, and (ii) the Surviving Company shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)            No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment or engagement for services for any period of time for, or preclude the ability of Parent, the Surviving Company or any of their respective Subsidiaries to terminate any Continuing Employee or other individual service provider of the Company and its Subsidiaries for any reason; (ii) require Parent, the Surviving Company or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary or other rights in any Person. Notwithstanding anything in this Section 6.11 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Employee Plan or any other employee benefit plans of the Company, Parent or any of their Subsidiaries.

6.12          Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13          Public Statements and Disclosure. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Special Committee and Parent. Without limitation to Section 6.3(d), thereafter, (x) each of the Company, Parent and Merger Sub agrees that no public filing, release or announcement concerning the transactions contemplated hereby or statement directed to the employees of the Company and its Subsidiaries concerning the transactions contemplated hereby shall be issued by any Party without the prior written consent of the Company (which consent shall have been approved by the Special Committee) and Parent (which consent, in the case of each of the Company and Parent, shall not be unreasonably withheld, conditioned or delayed), except that no consent shall be required for any such filing, release, announcement or statement required by applicable Law, regulation or stock exchange rule or listing agreement; provided that the applicable Party shall use its reasonable best efforts to provide the other Parties with a right to review such filing, release or announcement in advance (to the extent permissible), and (y) the Company (other than with respect to the portion of any communication relating to an Acquisition Proposal or Adverse Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, except that none of the Parties will be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement; (ii) principally directed to suppliers, customers, partners or vendors or (iii) not inconsistent with public statements previously made in accordance with this Section 6.13; provided that, nothing in this Agreement shall restrict disclosures or communications by Bain, Parent, Merger Sub, Guarantors and their respective Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and deal descriptions on such Person’s website in the ordinary course of business.

6.14          Transaction Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party will (a) give such other Parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. No Party may compromise or settle, or agree to compromise or settle, any Transaction Litigation unless the other Parties have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). No Party will, without the prior written consent of an Indemnified Person (which consent will not be unreasonably withheld, conditioned or delayed), settle any claims in connection with any Transaction Litigation against such Indemnified Person unless the settlement solely involves the payment of money by persons other than such Indemnified Party and includes an unconditional release of the Indemnified Party from liability on all matters that are the subject of such Transaction Litigation. For purposes of this Section 6.14, “participate” means that (i) a Party shall be kept apprised of the proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected), and (ii) a Party may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above. For the avoidance of doubt, any Legal Proceeding relating to Dissenting Shares shall be governed by Section 2.7(d).

6.15          Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Shares from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16          Company Payoff Indebtedness.

(a)            If requested by Parent in writing at least ten Business Days in advance of the Closing, the Company shall, or shall procure that the Issuer shall, prior to the Closing: (i) send any customary notices of redemption in form and substance reasonably satisfactory to Parent (“Redemption Notices”) with respect to all of the outstanding aggregate principal amount of the Senior Notes (which shall be in the form required under the Senior Notes Indenture and conditioned upon the consummation of the Closing) (together with any customary ancillary documents required by the Senior Notes Indenture for such redemption, including customary officer’s certificates, legal opinions and other documentation reasonably requested by the trustee in connection therewith) to the trustee thereunder, providing (A) for the redemption on the Closing Date and/or (B) for satisfaction and discharge of the Senior Notes and the Senior Notes Indenture on the Closing Date, in each case, pursuant to the requisite provisions of the Senior Notes Indenture (subject to the consummation of the Closing) (each of clauses (A) and (B), the “Redemption”), (ii) reasonably cooperate with Parent pursuant to the terms of the Senior Notes Indenture to facilitate such Redemption and (iii) use reasonable best efforts to cause the trustee under the Senior Notes Indenture to cooperate and facilitate such Redemption. Parent shall (i) provide the Company with any documentation related to any Redemption, including Redemption Notices, a reasonable period of time in advance of any such Redemption to give the Company and its Representatives a reasonable opportunity to review and comment on such documentation and (ii) consult with the Company regarding the timing and delivery of any Redemption Notices or Redemption in light of the regular financial reporting schedule of the Company and any requirements of Law. The Redemption Notices delivered to the trustee and the holders of the Senior Notes may state that the redemption date may be delayed until such time as the condition precedent to redemption stated therein shall be satisfied or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. Notwithstanding the foregoing, (1) any Redemption effectuated pursuant to this Section 6.16 shall be funded using consideration provided by Parent or its Subsidiaries and Parent’s fees and out-of-pocket expenses will not be paid by the Company or its Subsidiaries and (2) nothing in this Section 6.16 shall require the Company or the Issuer to (x) pay or deposit any amounts required to redeem or discharge the Senior Notes except to the extent such amounts have been previously provided, or are being concurrently provided, to the Company or the Issuer by Parent or its Subsidiaries for such purpose or (y) issue any Redemption Notices prior to the Closing, except for such notice that is permitted to be conditioned (and is so conditioned) on the occurrence of the Closing.

(b)            If requested by Parent in writing, the Company shall use reasonable best efforts to, or shall use reasonable best efforts to procure that the Issuer shall, prior to the Closing: (i) commence one or more offers to purchase any or all of the outstanding series of the Senior Notes for cash (including any “change of control” offer) (the “Offers to Purchase”) and (ii) conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to such Senior Notes Indenture (the “Consent Solicitations” and, together with the Offers to Purchase, if any, the “Company Note Offers and Consent Solicitations”); provided that (x) any such transaction shall be funded using consideration provided by Parent and the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be retained by Parent and their fees and out-of-pocket expenses will be paid directly by Parent, (y) Parent shall be responsible for all other liabilities and expenses incurred by the Company or any of its Subsidiaries in connection with any Company Notes Offers and Consent Solicitations (including all amounts payable to the holders of the Senior Notes in connection therewith), and (z) no Company Notes Offers and Consent Solicitations shall be consummated prior to Effective Time and the closing of any Company Notes Offers and Consent Solicitations shall be expressly conditioned on the occurrence of the Effective Time; provided, further, that neither the Company, the Issuer nor counsel for the Company or the Issuer shall be required to furnish any certificates, legal opinions, or negative assurance letters in connection with any Offers to Purchase or Consent Solicitation. Any Company Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by Parent, are reasonably acceptable to the Special Committee and are permitted or required by the terms of such Senior Notes, the Senior Notes Indenture and applicable Laws, including SEC rules and regulations. Subject to the receipt of the requisite consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the Senior Notes Indenture in accordance with the terms thereof amending the terms and provisions of such Senior Notes Indenture in a form as reasonably requested by Parent and reasonably acceptable to the Company and the Special Committee and the trustee under such supplemented indenture, which any such supplemental indenture shall not become effective until the Effective Time. The Company shall at the same time execute any customary ancillary documents required by the Senior Notes Indenture for entry by the trustee into the supplemental indenture, including customary officer’s certificates, legal opinions of Company counsel and other documentation reasonably requested by the trustee in connection therewith. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent and reasonably acceptable to the Special Committee. The parties acknowledge and agree that the inability to make or complete any such Company Note Offers and Consent Solicitations shall not delay the Closing or relieve Parent or Merger Sub from their obligations to consummate the Merger as required under this Agreement. Parent shall (i) prepare and provide the Company with any documentation related to any Company Note Offers and Consent Solicitations a reasonable period of time in advance of Parent’s commencement of any such Company Note Offers and Consent Solicitations to give the Company and its Representatives a reasonable opportunity to review and comment on such documentation and (ii) consult with the Company regarding the timing and commencement of any Company Note Offers and Consent Solicitations in light of the regular financial reporting schedule of the Company and any requirements of Law. To the extent that the provisions of the Senior Notes, the Senior Notes Indenture governing the terms of the Senior Notes or applicable Law conflict with this Section 6.16, the Company and its Subsidiaries shall comply with such Senior Notes, such Senior Notes Indenture and such applicable Law and shall not be deemed to have breached their obligations under this Agreement as a result of such compliance. At Parent’s expense, the Company shall, and shall cause its Subsidiaries to provide all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with a Company Note Offer and Consent Solicitation, including, without limitation, (i) to the extent required by the policies or procedures of the Depository Trust Company in connection with any Company Note Offer and Consent Solicitation, (ii) using reasonable best efforts to cause the trustee under each such Indenture to enter such supplemental indenture prior or substantially simultaneously with execution thereof by the Company, and (iii) providing the information necessary to distribute the applicable Company Note Offer and Consent Solicitation documents to the holders of the Senior Notes. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing.

(c)            The Company shall (i) use reasonable best efforts to deliver (or cause the delivery of) no later than one (1) Business Day prior to the Closing Date, draft payoff letters to Parent, and (ii) on or prior to the Closing Date Company shall deliver (or cause the delivery of) to Parent executed payoff letters, in each case, in customary form and substance (the “Payoff Letters”), from the agent and/or holders as applicable of each item of Company Payoff Indebtedness (other than the Senior Notes), each of which may be expressly conditioned on the Closing, and any necessary UCC authorizations or other releases or terminations as may be reasonably required to evidence the satisfaction of such Company Payoff Indebtedness and the release or termination of any Liens in connection therewith.

(d)            At or prior to the Effective Time, Parent will provide (or cause to be provided) funds in amounts equal to that set forth in each Payoff Letter in each case, on behalf of the Company and in accordance with the terms of such Payoff Letter.

(e)            Parent shall promptly reimburse the Company at the Closing for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ and accountants’ or auditors’ fees) actually incurred by the Company or any of its Subsidiaries as a result of any actions taken by the Company or its Subsidiaries with respect to its obligations under this Section 6.16 (including any Redemption Notices or Company Note Offers and Consent Solicitations). Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by any of them in connection with the foregoing and any information used in connection therewith except any losses arising out of a result of the Company’s or its Subsidiaries or its or their respective Representatives’ willful misconduct, bad faith or gross negligence.

6.17          Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a special resolution of Merger Sub authorizing the Plan of Merger in accordance with the CICA and the articles of association of Merger Sub.

6.18          Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.19          Works Councils.

(a)            The consultation in accordance with Clause 25.1 of the Dutch Works Councils Act with the Dutch central works council (the “Dutch Works Council” and such consultation procedure, the “Dutch Works Council Consultation Procedure”) will be deemed completed upon the Dutch Works Council (i) having rendered an unconditional positive or neutral advice or an advice with conditions accepted by the Company and Parent (which acceptance shall not be unreasonably withheld, delayed or conditioned), permitting the Parties to effect the Closing, or (ii) having unconditionally waived (in writing) its right to render advice.

(b)            To the extent any Dutch Works Council has rendered a negative advice, or negotiations with any Dutch Works Council have not resulted in any of the outcomes referred to in Section 6.19(a), the Dutch Works Council Consultation Procedure will be deemed completed upon the Diamond (BC) B.V. notifying the Dutch Works Council of the adoption of a resolution that deviates from the advice of the Dutch Works Councils, if rendered, and:

(i)            the Dutch Works Council having unconditionally and irrevocably waived (A) the applicable waiting period in accordance with article 25 paragraph 6 of the Dutch Works Councils Act (Wet op de Ondernemingsraden) and (B) its right to initiate legal proceedings with the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) pursuant to article 26 of the Dutch Works Councils Act;

(ii)           the applicable waiting period pursuant to article 25 paragraph 6 of the Dutch Works Councils Act having expired without the Dutch Works Council having initiated legal proceedings with the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) pursuant to article 26 of the Dutch Works Councils Act; or

(iii)          following the initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act, (x) the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) having rendered a judgment (not being an interlocutory judgment) dismissing the Dutch Works Councils’ appeal to the effect that no measures obstructing the Closing are imposed and the dismissal by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) has immediate effect (uitvoerbaar bij voorrraad) or (y) the legal proceedings otherwise having terminated in a manner that the Closing can proceed in compliance with the Dutch Works Councils Act.

(c)            In the event of an initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act that results in the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) issuing a final (non-appealable) order deciding in favor of the Dutch Works Council, the Company shall re-open the consultation with the Dutch Works Council and the Dutch Works Council Consultation Procedure shall be deemed completed if and once the procedure set forth in Section 6.19(a) or 6.19(b) has subsequently been satisfied. The Parties shall discuss in good faith (without any binding obligation to agree any changes) whether and to what extent the Agreement should be altered to accommodate the outcome of this second round of consultation and the judgement of the Enterprise Chamber. In such case, the Dutch Works Council Consultation Procedure shall be completed if the Parties agree to alter this Agreement in such a manner that the final terms of the Agreement shall be in accordance with the Dutch Works Councils’ advice. The obligation to re-open and continue the consultation with the Dutch Works Council and discussions between Parties as provided for in this Section 6.19(c) shall ultimately cease to exist following the termination of this Agreement in accordance with its terms.

(d)            As soon as reasonably practicable after the date hereof, the Company shall prepare the request for advice (adviesaanvraag) for purposes of the Dutch Works Council Consultation Procedure and shall procure that the request for advice is submitted to the Dutch Works Council, after having complied with its obligations pursuant to Section 6.19(e), and only in such form as Parties jointly agree, acting reasonably.

(e)            The Company shall (i) provide Parent with the draft request for advice (which draft includes accompanying written documentation, if any, but may remain subject to information requested from Parent) intended to be submitted to the Dutch Works Council; and (ii) incorporate reasonable comments of the Parent in good faith. Parent shall comment, or shall have commented prior to the date of this Agreement, on such request for advice within five (5) Business Days after receipt of such draft.

(f)            The Parties shall, and the Company shall procure that Diamond (BC) B.V., use their reasonable best efforts to complete the Dutch Works Council Consultation Procedure, it being understood that the Company will have the primary responsibility for, and take all steps reasonably necessary to, in consultation with Parent and its advisors, as soon as reasonably practicable following the date hereof, initiate, conduct and complete the Dutch Works Council Consultation Procedure. The Company and Parent shall timely consult with each other closely with a view to seeking and obtaining the Dutch Works Council’s advice and discuss in good faith to expeditiously resolve any relevant issues raised by the Dutch Works Council during the Dutch Works Council Consultation Procedure. The Company shall keep Parent informed on a regular basis regarding the progress of the Dutch Works Council Consultation Procedures and all correspondence, communication and consultations in respect thereof and shall provide Parent with copies of any minutes of meetings or other written communications received from the Dutch Works Council as soon as reasonably practicable, and Parent shall promptly provide all information reasonably requested by the Company for purposes of completing the Dutch Works Council Consultation Procedure. The Company and Parent shall consider, in good faith and consistent with the intent and purpose of this Agreement, changes, if any, to this Agreement solely to the extent required to address the advice and views of the Dutch Works Council, without any binding obligation to agree to any changes. Such changes shall in any event not prejudice the Parent and shall deviate from the understanding of the Parties as reflected herein as little as reasonably possible.

(g)            To the extent that any arrangements proposed to be agreed with the Dutch Works Council pursuant to Section 6.19(f) impose any obligations on the Company or any of its Subsidiaries, Parent or its Subsidiaries after the Closing, such arrangements will be subject to Parent’s approval, which shall not be unreasonably withheld, delayed or conditioned.

(h)            Following the date of this Agreement and prior to the Closing Date, the Company shall (or shall cause its Affiliates to), and Parent shall (or shall cause its Affiliates to), cooperate and use good faith efforts in carrying out requisite notifications to, and consultations, discussions or negotiations with, applicable unions, works councils, employees or other employee representative groups (other than the Dutch Works Council Consultation Procedures, which shall be governed by Section 6.19(a) to Section 6.19(g)) in connection with the transactions contemplated by this Agreement.

6.20          Section 280G. Following the date of this Agreement, but in no event later than twenty (20) calendar days prior to the Closing Date, the Company shall provide to Parent a copy of the Section 280G calculations that it obtains, from a third party expert that is a nationally recognized accounting or valuation firm, with respect to those who would reasonably be expected to be considered “disqualified individuals” (within the meaning of Section 280G(c) of the Code) in connection with the transactions contemplated by this Agreement. The Company shall incorporate in good faith all reasonable comments timely made by Parent with respect to the Section 280G calculations. Such 280G calculations shall include the following information: (a) a description of the assumptions made in connection with the calculations, (b) estimated calculations based solely upon the transactions contemplated by this Agreement; and (c) estimated calculations based upon both (i) the consummation of the transactions contemplated by this Agreement and (ii) a qualifying termination of employment resulting in compensatory payments or benefits to the “disqualified individuals.”

6.21          Resignation of Officers and Directors. Except as otherwise requested by Parent no later than five (5) Business Days prior to the Closing Date, prior to the Effective Time, the Company shall use commercially reasonable efforts to cause each member of the Company Board and each of the officers of the Company to execute and deliver a letter effectuating his or her resignation from such positions effective as of immediately prior to the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any Employee Plan applicable to such individual’s status as a corporate officer or director of the Company or any of its Subsidiaries).

6.22          Integration Planning. From and after the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, and shall instruct their and their Subsidiaries’ respective Representatives to, use reasonable best efforts to cooperate with the other Party and its Representatives in good faith to facilitate and participate in planning for the post-Closing integration of Parent, on the one hand, and the Company and its Subsidiaries, on the other hand, including using reasonable best efforts to take the actions set forth on Section 6.22 of the Company Disclosure Letter, in each case subject to limitations under applicable Law (including Antitrust Laws and Foreign Investment Laws) and including, without limitation, by engaging external advisors where appropriate and providing such information as Parent may reasonably request in order to determine the costs and expenses (including Taxes) associated with the transfer of any Subsidiaries of the Company to Parent or any of its Subsidiaries after the Closing Date (the “Transfer Expenses”); provided that (x) the amount of Transfer Expenses and (y) except in the case of Willful and Material Breach by such breaching Party, the failure of the Company or its Subsidiaries, on the one hand, or Parent and its Subsidiaries, on the other hand, to take such actions shall not serve as a basis for the failure of the conditions set forth in Section 7.2(b) and Section 7.3(b), as applicable. In the event this Agreement is terminated pursuant to Section 8.1(g) or Section 8.1(i), Parent shall promptly reimburse the Company and its Subsidiaries for reasonable and documented out-of-pocket costs and expenses (including fees, costs and expenses of attorneys, accountants and other advisors) incurred by the Company and its Subsidiaries in connection with such cooperation in an amount not to exceed $5,000,000 in the aggregate.

6.23          Labor Organizations. Within five (5) Business Days following the Closing Date, the Company shall provide to Parent a summary of the manner in which the Company has informed and consulted with, and will inform and consult with, Labor Organizations in each jurisdiction in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the transactions contemplated hereby.

Article VII
CONDITIONS TO THE MERGER

7.1            Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)            Requisite Shareholder Approval. The Company’s receipt of the Requisite Shareholder Approval at the Company Shareholder Meeting.

(b)            HSR Act and Other Governmental Approvals. (i) The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated and (ii) any applicable waiting periods, together with any extensions thereof, and consents or approvals required from any Governmental Authority as set forth on Section 7.1(b) of the Company Disclosure Letter shall have expired, been terminated or obtained.

(c)            No Prohibitive Laws or Injunctions. No Law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger (each, a “Legal Restraint”).

(d)            Dutch Works Council Consultation Procedure. The Dutch Works Council Consultation Procedure shall have been completed in accordance with Section 6.19(a), Section 6.19(b) or Section 6.19(c).

7.2            Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)            Representations and Warranties.

(i)            Other than the representations and warranties listed in Sections 7.2(a)(ii) and 7.2(a)(iii), the representations and warranties of the Company set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)            The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, clause (a) of Section 3.6, and (except for the portions of Section 3.8 listed in Section 7.2(a)(iii)) Section 3.8, and (only with regards to “Significant Subsidiaries” as defined in Rule 1.02 of Regulation S-X of the Securities Act), Section 3.9(b), Section 3.9(c) and the second sentence of Section 3.13, that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications.

(iii)           The representations and warranties set forth in Section 3.8(a), the first and second sentences of Section 3.8(b) and the first sentence of Section 3.8(c) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for inaccuracies that are de minimis.

(b)            Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)            Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)            Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date of this Agreement.

7.3            Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)            Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1            Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)            at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) by mutual written agreement of Parent and the Company (provided that such termination by the Company has been approved by the Special Committee);

(b)            by either Parent or the Company (provided that such termination by the Company has been approved by the Special Committee), at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or otherwise restrains or enjoins the consummation of the Merger and has become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

(c)            by either Parent or the Company (provided that such termination by the Company has been approved by the Special Committee), at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on December 8, 2023 (the “Termination Date”); provided, that if all of the conditions to the Closing set forth in Article VII, other than the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(c) (to the extent that the Legal Restraint is in respect of a consent, authorization or approval required under Section 7.1(b)), shall have been satisfied (or in the case of conditions that by their nature are to be satisfied at or immediately prior to the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) or waived, then the Termination Date shall be automatically extended to March 8, 2024, and such date shall thereafter be deemed to be the Termination Date for purposes of this Agreement; provided, further, that, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)            by either Parent or the Company (provided that such termination by the Company has been approved by the Special Committee), at any time prior to the Effective Time if the Company fails to obtain the Requisite Shareholder Approval at the Company Shareholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Plan of Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Shareholder Approval at the Company Shareholder Meeting (or any adjournment or postponement thereof);

(e)            by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Special Committee and the Company of written notice of such breach, delivered at least forty-five (45) days prior to such termination (or, if fewer than forty-five (45) days remain until the Termination Date, prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if (i) such breach has been cured prior to termination or (ii) Parent is then in breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause the conditions set forth in Section 7.3(a) or Section 7.3(b) incapable of being satisfied;

(f)             by Parent, if at any time (i) the Company Board or the Special Committee has effected an Adverse Recommendation Change or (ii) the Company or its Subsidiaries has materially breached their respective obligations set forth in Section 5.3;

(g)            by the Company (provided that such termination has been approved by the Special Committee), if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least forty-five (45) days prior to such termination (or, if fewer than forty-five (45) days remain until the Termination Date, prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if (i) such breach has been cured prior to termination or (ii) the Company is then in breach of any representation, warranty, agreement or covenant contained in this Agreement so as to cause the conditions set forth in Section 7.2(a) or Section 7.2(b) incapable of being satisfied;

(h)            by the Company (provided that such termination has been approved by the Special Committee), at any time during the Fiduciary Out Period and prior to receiving the Requisite Shareholder Approval if (i) the Company Board has received a Superior Proposal; (ii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iii) the Company enters into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal substantially concurrently with the termination of this Agreement pursuant to this Section 8.1(h); or

(i)             by the Company (provided that such termination has been approved by the Special Committee), at any time prior to the Effective Time if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) Parent and Merger Sub fail to complete the Closing on the date the Closing is required to have occurred pursuant to Section 2.3; (iii) the Company has notified Parent in writing that (A) it is ready, willing and able to consummate the Closing, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it waives any unsatisfied conditions set forth in Section 7.3; (iv) the Company has given Parent written notice (which notice shall require the prior written approval of the Special Committee) at least five (5) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Merger in accordance with Section 2.3 within five (5) Business Days of the date of such notice; and (v) Parent and Merger Sub fail to consummate the Merger in accordance with Section 2.3 within five (5) Business Days of the date of such notice.

8.2            Manner and Notice of Termination; Effect of Termination.

(a)            Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)            Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, shareholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Article I, Section 3.31, Section 4.12, Section 6.6(e), Section 6.6(f), Section 6.12, this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX (but not Section 9.8(b) with respect to provisions of this Agreement that have terminated) will each survive the termination of this Agreement. Subject to the limitations set forth in Section 8.3, nothing in this Agreement or the termination hereof will relieve any Party from any liability for any Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Guarantee or the Commitment Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3            Fees and Expenses.

(a)            General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Company shall be responsible for all fees and expenses of the Payment Agent. Except as provided in Section 2.9(e) of this Agreement, Parent shall pay or cause to be paid all transfer, stamp, documentary, sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger. For the sake of clarity, such Taxes shall not include any Taxes or fees based in whole or in part upon income, profits or gain.

(b)            Company Termination Fee.

(i)            If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e) an Acquisition Proposal or Inquiry for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned or an Acquisition Proposal has otherwise become known, disclosed or communicated to the Company Board or the Special Committee and not withdrawn or otherwise abandoned; and (C) within twelve (12) months following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall substantially concurrently with such consummation pay the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii)           If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within two (2) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)          If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must substantially concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)            Parent Termination Fee. If this Agreement is validly terminated pursuant to (i) Section 8.1(g) or (ii) Section 8.1(i), then Parent must promptly (and in any event within two (2) Business Days ) following such termination pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)            Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, respectively, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)            Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger and that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company and the Company Related Parties or Parent and the Parent Related Parties, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement, which amounts would otherwise be impossible to calculate with precision, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, (a) its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding and (b) with interest on such amount or portion thereof at an annual rate equal to 2% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law; provided, that in no event shall such costs, expenses and interest set forth in the foregoing clauses (a) and (b) exceed $4,000,000 in the aggregate.

(f)            Sole Remedy.

(i)            If this Agreement is terminated pursuant to Section 8.1 or for any other reason, the Company’s receipt of the Parent Termination Fee (and any amounts to which the Company is entitled under Section 8.3(e)) to the extent owed pursuant to Section 8.3(c) (including the Company’s right to enforce the Guarantee with respect thereto and receive the Parent Termination Fee from Guarantors), the Reimbursement Obligations and the Company’s right to specific performance pursuant to Section 9.8 will be the sole and exclusive remedies of the Company and the Company Related Parties against (A) Parent, Merger Sub, the Financing Sources and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than Parent, Merger Sub or the Financing Sources), members, managers, general or limited partners, shareholders and successors, heirs and assignees of each of Parent, Merger Sub, Guarantors and each of their Affiliates (collectively, the “Parent Related Parties”), the Debt Financing Sources and the Debt Financing Source Parties in respect of this Agreement, any agreement executed in connection herewith (including the Commitment Letters and the Guarantee) and the transactions contemplated hereby and thereby, and upon payment of such amounts (which recourse shall be sought solely against Parent and Merger Sub and subject to the limitations set forth herein (or Guarantors in accordance with, and subject to the limitations set forth in, the Guarantee and Equity Commitment Letter)), none of the Parent Related Parties, the Debt Financing Sources and the Debt Financing Source Parties will have any further liability or obligation to the Company or the Company Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Commitment Letters and the Guarantee) or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to the Confidentiality Agreement, the Reimbursement Obligations, Section 8.2, Section 8.3(a), Section 8.3(e), and Section 8.3(f) and Guarantors will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Guarantee, subject to the limitations set forth therein), and neither the Company nor Company Related Party shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub, any other Parent Related Party, any Debt Financing Sources or any of the Debt Financing Source Parties arising out of, related to or otherwise in connection with this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement, the failure of the Closing to be consummated or the Commitment Letters and the financings contemplated therein, including the Debt Financing and the financing of the Equity Financing (and the abandonment or termination thereof). Notwithstanding the foregoing, this Section 8.3(f)(i) will not relieve Parent, Merger Sub or Guarantors from liability (1) for any Willful and Material Breach of this Agreement or (2) for any breaches of the Confidentiality Agreement (except as further set forth in the immediately following proviso); provided that (x) under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates (including Guarantors) for breaches under this Agreement, the Guarantee or the Equity Commitment Letter exceed an amount equal to $125,000,000 plus the Reimbursement Obligations and any obligations under Section 8.3(e) in the aggregate for all such breaches (taking into account, for the avoidance of doubt, any payment of the Parent Termination Fee, the Reimbursement Obligations and/or any obligations under Section 8.3(e)) and in no event shall the Company or any Company Related Party seek to recover any money damages in excess of such amount and (y) in the event Parent (or Guarantors) pays the Parent Termination Fee (or an aggregate dollar amount equal to the Parent Termination Fee, whether or not such amount is identified as the “Parent Termination Fee”) to the Company following a valid termination of this Agreement in accordance with its terms when such Parent Termination Fee is payable, and the Company accepts such fee or does not return it to Parent within two (2) Business Days of the Company’s receipt thereof, the Company Related Parties shall have no further rights or remedies whatsoever against any of the Parent Related Parties, including any claims for monetary damages of any kind or nature whatsoever, whether or not arising as a result of or in connection with any Willful and Material Breach and whether sounding, in contract, tort, at law or in equity, or based on any other legal theory or argument. If this Agreement is terminated pursuant to Section 8.1, other than the remedies described in this Section 8.3(f)(i), no Parent Related Party, Debt Financing Sources or Debt Financing Source Parties shall have any further liability or obligation (whether in tort, contract or otherwise), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim against Guarantors or any other Parent Related Party, the Debt Financing Sources or any Debt Financing Source Parties, in each case to the Company or any Company Related Party, and the Company covenants and agrees that it shall not institute, and shall cause its directors, officers and Subsidiaries and direct its other Representatives, Affiliates and other Company Related Parties not to institute, a Legal Proceeding to seek recourse for such further liability or obligation.

(ii)            Except for any claims permitted under the Rollover Agreement against the parties thereto in accordance with the terms thereof, if this Agreement is terminated pursuant to Section 8.1 under circumstances in which Parent is entitled to the Company Termination Fee, Parent’s receipt of the Company Termination Fee (and any amounts to which Parent is entitled under Section 8.3(e)) to the extent owed pursuant to Section 8.3(b) and Parent’s right to specific performance pursuant to Section 9.8, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Parent Related Parties against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders and successors, heirs and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount, none of the Company Related Parties will have any further liability or obligation to Parent, Merger Sub or any Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to the Confidentiality Agreement, Section 8.2, Section 8.3(a), Section 8.3(e) and Section 8.3(f), as applicable), and none of Parent, Merger Sub or their respective Parent Related Parties shall be entitled to bring or maintain any claim, action or proceeding against the Company, its Subsidiaries or any other Company Related Party arising out of, related to or otherwise in connection with this Agreement (or any breach of any representation, warranty, covenant, agreement or obligation contained herein), the transactions contemplated by this Agreement or the failure of the Closing to be consummated under circumstances in which Parent is entitled to the Company Termination Fee. Notwithstanding the foregoing, this Section 8.3(f)(ii) will not relieve the Company from liability for (1) any Willful and Material Breach of this Agreement or (2) for any breaches of the Confidentiality Agreement (except as further set forth in the immediately following proviso); provided that, (x) under no circumstances will the collective monetary damages payable by the Company or any of its Affiliates for breaches under this Agreement exceed an amount equal to $92,000,000 plus any obligations under Section 8.3(e) in the aggregate for all such breaches (taking into account, for the avoidance of doubt, any payment of the Company Termination Fee and/or any obligations under Section 8.3(e)) and in no event shall Parent or any Parent Related Party seek to recover any money damages in excess of such amount and (y) in the event the Company pays the Company Termination Fee (or an aggregate dollar amount equal to the Company Termination Fee, whether or not such amount is identified as the “Company Termination Fee”) to Parent following a valid termination of this Agreement in accordance with its terms when such Company Termination Fee is payable, and Parent accepts such fee or does not return it to the Company within two (2) Business Days of Parent’s receipt thereof, the Parent Related Parties shall have no further rights or remedies whatsoever against any of the Company Related Parties, including any claims for monetary damages of any kind or nature whatsoever, whether or not arising as a result of or in connection with any Willful and Material Breach and whether sounding, in contract, tort, at law or in equity, or based on any other legal theory or argument. If this Agreement is terminated pursuant to Section 8.1, other than the remedies described in this Section 8.3(f)(ii), neither the Company nor any Company Related Party shall have any further liability or obligation (whether in tort, contract or otherwise), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim against any other Company Related Party, in each case, to Parent, Merger Sub or any Parent Related Party and each of Parent and Merger Sub covenants and agrees that it shall not institute, and shall cause its directors, officers and Subsidiaries and direct its other Representatives, Affiliates and other Parent Related Parties not to institute, a Legal Proceeding to seek recourse for such further liability or obligation.

(g)            Notwithstanding anything to the contrary in Section 8.3(f), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(b) (but not, following the valid termination of this Agreement, with respect to sections of this Agreement that do not survive such termination); provided, that the Company shall not be entitled under any circumstances to both (i) payment of the Parent Termination Fee (or monetary damages for failure to close) and (ii) specific performance of Parent’s obligation to cause the Equity Financing to be funded or to effect the Closing in accordance with Article II.

8.4            Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Special Committee), except that in the event that the Company has received the Requisite Shareholder Approval, no amendment may be made to this Agreement that requires the authorization of the Company Shareholders pursuant to the CICA or the Company Organizational Documents without such authorization. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Debt Financing Sources or Debt Financing Source Parties set forth in Section 8.3(f), Section 9.3, Section 9.6, Section 9.8, Section 9.9, Section 9.10(b), Section 9.11, Section 9.12 and this Section 8.4 (and any other provision of this Agreement to the extent an amendment, modification or alteration of such provision would modify the substance of such Sections) may not be amended, modified or altered in a manner adverse to the Debt Financing Sources or Debt Financing Source Parties without the prior written consent of the Debt Financing Sources.

8.5            Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party; provided that any such waiver given by the Company shall be at the direction of and approved by the Special Committee. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Article IX
GENERAL PROVISIONS

9.1            Survival. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time (including any rights arising out of any breach of such representations, warranties, covenants, or agreements (and there shall be no liability after the Closing in respect thereof)), except that any covenants or agreements that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2            Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (ii) immediately upon delivery by hand or (iii) by e-mail transmission, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

(a)            if to Parent or Merger Sub, to:

Solenis LLC
2475 Pinnacle Drive
Wilmington, DE 19803
Attn: [***]
E-mail: [***]

and

c/o Platinum Equity Advisors, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA 90210
Attn: [***]
E-mail: [***]

with a copy (which will not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, CA 90067-3026
Attn: Ari B. Lanin
E-mail: ALanin@gibsondunn.com

and

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Attn: Evan M. D'Amico
E-mail: EDAmico@gibsondunn.com

(b)            if to the Company (prior to the Effective Time), to:

Diversey Holdings, Ltd.

1300 Altura Road, Suite 125

Fort Mill, SC 29708

Attn:  [***]

E-mail:  [***]

with a copy (which will not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn: David A. Katz; Zachary S. Podolsky
E-mail: DAKatz@wlrk.com; ZSPodolsky@wlrk.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:	Sarkis Jebejian, P.C.

Christopher M. Thomas, P.C.

Andrew Struckmeyer

Email:	sarkis.jebejian@kirkland.com

christopher.thomas@kirkland.com

andrew.struckmeyer@kirkland.com

Any notice received by e-mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is two (2) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3            Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties (which consent by the Company shall require the prior written approval of the Special Committee), except that Parent will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Company; or (b) to any Debt Financing Source (or any agent or collateral trustee for such Debt Financing Source) pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties (including Debt Financing Sources) to the Commitment Letters or Guarantors pursuant to the Guarantee; or (ii) impede or delay the consummation of the Merger or the other transactions contemplated hereby. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4            Confidentiality Agreement. Parent, Merger Sub and the Company hereby acknowledge that the Company, Bain Capital Private Equity, L.P., Platinum Equity Advisors, LLC and Solenis LLC have previously executed a confidentiality letter agreement, dated August 12, 2022 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by and comply with, and to cause their Representatives to be bound by and comply with, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5            Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Guarantee and the Commitment Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6            Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) from and after the Effective Time, the rights of the holders of Company Shares and Company Equity Awards to receive the merger consideration set forth in Article II; and (c) the Special Committee is an intended third-party beneficiary of, and may enforce all rights of the Company (and cause the Company to fulfill its obligations) under this Agreement. The provisions of Section 8.3(f), Section 8.4, Section 9.3, Section 9.8, Section 9.9, Section 9.10(b), Section 9.11, Section 9.12 and this Section 9.6 shall inure to the benefit of the Debt Financing Sources and the Debt Financing Source Parties, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Debt Financing Sources and the Debt Financing Source Parties).

9.7            Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8            Remedies.

(a)            Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages (including the payment of the Parent Termination Fee), under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance and all or any portion of the Parent Termination Fee).

(b)            Specific Performance.

(i)             The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (B) the rights and limitations of specific enforcement under this Section 9.8(b) are an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)            Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that the right of the Company to an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s obligation or the Company’s ability, as a third party beneficiary, to cause the Equity Financing to be funded and to consummate the Merger will be subject to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) at the time Closing is required to be consummated pursuant to Section 2.3; (B) the Debt Financing has been funded or will be funded at the Closing; (C) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.3; and (D) the Company has irrevocably confirmed in a written notice (which notice shall require the prior written approval of the Special Committee) to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation or the Company’s ability, as a third party beneficiary, to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(iii)           The Parties agree not to raise any objections to the granting of an injunction, specific performance or other equitable relief as provided herein to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements in this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iv)           No Debt Financing Source Party shall have any liability or obligation to the Company and its Affiliates and any of the Company’s or any of such Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners with respect to any claim or cause of action (whether in contract or in tort, in law or in equity or otherwise) relating to: (a) this Agreement or the transactions contemplated hereunder, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach or violation of this Agreement and (d) any failure of the transactions contemplated hereunder to be consummated. For the avoidance of doubt, this Section 9.8(b)(iv) does not limit or affect any rights or remedies that Parent may have against the Debt Financing Source Parties pursuant to the terms and conditions of the Debt Commitment Letter.

9.9            Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statute of limitations, without giving effect to any choice or conflict of Laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Company Shares, the rights provided in Section 238 of the CICA, the fiduciary or other duties of the Company Board and the boards of directors of the General Partner (as general partner of Parent) and Merger Sub and the internal corporate affairs of the Company and Merger Sub. Notwithstanding anything to the contrary contained in this Agreement, each of the parties to this Agreement agrees that, except as specifically set forth in the Debt Commitment Letter, all actions, proceedings or counterclaims (whether in law or in equity, whether based on contract, tort or otherwise) against any of the Debt Financing Source Parties in any way relating to this Agreement, the Debt Commitment Letter or the performance hereof or thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York.

9.10          Consent to Jurisdiction.

(a)            General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)            Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in Law or in equity, in contract, in tort or otherwise, involving the Debt Financing Source Parties arising out of, or relating to, this Agreement, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York.

9.11          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT (INCLUDING ANY CONTROVERSY ARISING OUT OF THE DEBT FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE COMMITMENT LETTERS OR THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES OR ANY DEBT FINANCING SOURCE PARTY). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Company Related Party (including, for the avoidance of doubt, Bain and its directors, officers, managers and direct or indirect partners (whether general or limited) and equityholders) (other than the parties to any Transaction Documents with respect to the obligations set forth therein) and no Parent Related Parties (other than Guarantors to the extent set forth in the Guarantee or Equity Commitment Letter) or any Debt Financing Source Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of its Affiliates or other Company Related Parties, and the Company agrees not to and to cause its controlled Affiliates, directors and officers and to direct its other Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party or Debt Financing Source Party not a party to this Agreement (other than to the extent expressly permitted by, and subject to the limitations of, the Guarantee and the Equity Commitment Letter). In no event shall Parent or any of its Affiliates or other Parent Related Parties (including Guarantors), and Parent agrees not to and to cause its controlled Affiliates, directors and officers and to direct its other Parent Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Company Related Party (including, for the avoidance of doubt, Bain and its directors, officers, managers and direct or indirect partners (whether general or limited) and equityholders) not a party to this Agreement (other than to the extent expressly permitted by, and subject to the limitations of, the Transaction Documents).

9.13          Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on its face by such disclosure.

9.14          Special Committee Approval. Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (i) the Company may take the following actions only with the prior approval of, and shall take any such action if directed to do so by, the Special Committee: (a) amending, restating, modifying or otherwise changing any provision of this Agreement, the Voting Agreement or the Guarantee; (b) waiving any right under this Agreement, the Voting Agreement or the Guarantee or extending the time for the performance of any obligation of Merger Sub hereunder or any other party under the Voting Agreement or the Guarantee; (c) terminating this Agreement, the Voting Agreement or the Guarantee; (d) taking any action under this Agreement, the Voting Agreement or the Guarantee that expressly requires the approval of the Special Committee; (e) making any decision or determination, or taking any action under or with respect to this Agreement, the Voting Agreement or the Guarantee that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; and (f) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by the Company Board under or with respect to this Agreement, the Voting Agreement or the Guarantee without first obtaining the approval of the Special Committee. In the event the Special Committee ceases to exist, any consents, determinations, actions or other rights or obligations afforded to the Special Committee shall be afforded to a majority of the remaining independent and disinterested members of the Company Board.

9.15          Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

{Signature page follows.}

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Olympus Water Holdings IV, L.P.
By: Olympus Water Holdings Limited,
its General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Director

DIAMOND MERGER LIMITED

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Director

DIVERSEY HOLDINGS, LTD.

By:	/s/ Philip Wieland
Name:	Philip Wieland
Title:	Chief Executive Officer

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